      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 3, 1996



                                                       REGISTRATION NO. 333-2545

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                        CONSOLIDATED STORES CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    DELAWARE
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)

                                   06-1119097
                                (I.R.S. EMPLOYER
                             IDENTIFICATION NUMBER)

                       300 PHILLIPI ROAD, P.O. BOX 28512
                           COLUMBUS, OHIO 43228-0512
                                 (614) 278-6800

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              ALBERT J. BELL, ESQ.
                       300 PHILLIPI ROAD, P.O. BOX 28512
                           COLUMBUS, OHIO 43228-0512
                                 (614) 278-6762

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   Copies to:

                              MICHAEL WAGER, ESQ.
                 BENESCH, FRIEDLANDER, COPLAN & ARONOFF P.L.L.
                            2300 BP AMERICA BUILDING
                               200 PUBLIC SQUARE
                           CLEVELAND, OHIO 44114-2378

                            DAVID J. BEVERIDGE, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after the effective date of this Registration Statement.


     If any of the securities being registered on this Form are to be offered pursuant to a dividend or interest reinvestment plan, please check the following box. / /



     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /



     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /



     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /



     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.



    THE REGISTRANT HEREBY RESERVES THE RIGHT TO AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES
     MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY
     NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                    PRELIMINARY PROSPECTUS DATED MAY 6, 1996

PROSPECTUS
                                3,500,000 SHARES

                          [LOGO] CONSOLIDATED STORES
                                 CORPORATION

                                 COMMON STOCK

                            ------------------------


     All of the 3,500,000 shares of common stock (the "Common Stock") offered hereby (the "Offering") are being issued and sold by Consolidated Stores Corporation. The Common Stock is traded on the New York Stock Exchange under the symbol "CNS." On May 1, 1996, the last reported sale price of the Common Stock on the New York Stock Exchange was $35 1/2 per share. See "Price Range of Common Stock."


     SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
   COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

                                         PRICE TO           UNDERWRITING          PROCEEDS TO
                                          PUBLIC             DISCOUNT(1)          COMPANY(2)
- -----------------------------------
Per Share..........................           $                   $                    $
- -----------------------------------
Total (3)..........................           $                   $                    $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting expenses of the Offering payable by the Company estimated at $500,000.


(3) The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 525,000 shares of Common Stock, to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $     , $     and $     ,
    respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by them and subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York
on or about           , 1996.

                            ------------------------
MERRILL LYNCH & CO.
                         MONTGOMERY SECURITIES
                                               MCDONALD & COMPANY
                                                       SECURITIES, INC.
                            ------------------------

              The date of this Prospectus is                , 1996.

                               [PHOTOS - TO COME]


IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus and the documents incorporated herein by reference. Unless otherwise indicated, (i) all references in this Prospectus to the "Company" are to Consolidated Stores Corporation, a Delaware corporation, and its subsidiaries, (ii) all references in this Prospectus to "Consolidated Stores" are to the Company prior to the acquisition of Kay-Bee Center, Inc.,
(iii) all references in this Prospectus to "Kay-Bee" are to Kay-Bee Center, Inc., a California corporation and a subsidiary of the Company acquired in May 1996, and (iv) all the information in this Prospectus assumes that the over-allotment option granted to the Underwriters has not been exercised. Unless otherwise indicated, references herein to fiscal years of the Company are to the Company's 52- or 53-week fiscal year (which ends on the Saturday nearest to January 31 in the following calendar year). For example, "fiscal 1995" refers to the Company's fiscal year ended February 3, 1996. References herein to fiscal years of Kay-Bee are to Kay-Bee's historical fiscal year, which ended on December 31 of each calendar year. Odd Lots, Big Lots, iTZADEAL!, All For One, Toy Liquidators, The Amazing Toy Store, Kay-Bee Toys and Toy Works are trademarks of the Company. Certain of the information contained in this summary and elsewhere in this Prospectus, including information with respect to the realization of synergies from the acquisition of Kay-Bee and the Company's growth strategy, are forward looking statements. For a discussion of important factors that could affect such matters, see "Risk Factors."


                                  THE COMPANY


     The Company is the nation's largest close-out retailer with 1,906 stores located in all 50 states and Puerto Rico. The Company operates 750 retail close-out stores, primarily under the names Odd Lots and Big Lots (together, "Odd Lots/Big Lots"), iTZADEAL! and All For One, in the midwestern, southern and mid-Atlantic regions of the United States, and 1,156 retail toy stores throughout the United States and Puerto Rico, primarily under the names Kay-Bee Toys, Toy Works, The Amazing Toy Store and Toy Liquidators (collectively, the "Toy Stores"). Approximately 1,045 of the Toy Stores were acquired as of May 5, 1996 in the acquisition (the "Acquisition") of Kay-Bee Center, Inc. from Melville Corporation ("Melville").



     As a value retailer focused on close-out merchandise, the Company seeks to provide the budget-conscious consumer with a broad range of quality, name-brand products at exceptional values. The Company's close-out stores typically offer merchandise at prices 15% to 35% below those offered by other discount retailers and up to 70% below those offered by traditional retailers. The Company's close-out stores offer a wide variety of name-brand consumer products, including food items, health and beauty aids, electronics, housewares, tools, paint, lawn and garden, hardware, sporting goods, toys and softlines. In addition, these stores supplement their broad offering of items in core product categories with a changing mix of new merchandise and seasonal goods such as back-to-school and holiday merchandise. The Toy Stores offer a broad variety of close-out toys, as well as currently promoted retail toys (known as "in-line toys") and traditional toy merchandise. The Company's name-brand close-out merchandise primarily consists of products obtained from manufacturers' excess inventories, which generally result from production overruns, package changes, discontinued products and returns.



     The Company's goal is to build upon its leadership position in close-out retailing, a fast-growing segment of the retailing industry, by expanding its market presence in its existing and in new markets. The Company has adopted a business strategy of pursuing growth by capitalizing on the following competitive strengths: (i) its ability to offer name-brand products at discounted prices; (ii) its purchasing expertise and strong buying relationships; (iii) its ability to lease low-cost store sites in strip shopping centers, enclosed shopping malls and outlet malls on favorable terms; (iv) its ability to efficiently warehouse and distribute large quantities of merchandise; and (v) its focus on cost control.


     Over the past five fiscal years, Consolidated Stores has experienced substantial growth in net sales, operating profit and earnings per share. Net sales have increased from $771.5 million in fiscal 1991 to $1,512.3 million in fiscal 1995, a compound annual growth rate of 18.3%. This growth has been driven by new store openings and comparable store sales gains. Consolidated Stores has increased the number of its stores from

337 to 861 during this five-year period, while total retail selling space increased from approximately 7,000,000 square feet to approximately 12,000,000 square feet, a compound annual growth rate of approximately 14.4%. Merchandising improvements have increased average sales per square foot from approximately $109 in fiscal 1991 to approximately $127 in fiscal 1995. Comparable store sales increases were 5.6%, 4.3%, 1.8%, 3.5% and 4.3% in fiscal 1991, 1992, 1993, 1994 and 1995, respectively. Consolidated Stores also has achieved profitability improvements with operating margins increasing from 5.0% in fiscal 1991 to 7.4% in fiscal 1995 and earnings per share increasing from $.44 per share to $1.32 per share during such period.


     The Company believes that the combination of its strengths in merchandising, purchasing, site selection, distribution and cost-containment has made it a low-cost, value retailer well-positioned for future growth. The Company's growth strategy is to increase net sales and earnings through:



     - New Store Expansion. The Company intends to increase retail selling space by approximately 10% to 15% per fiscal year. Currently, the Company's stores are located primarily in the midwestern, southern and mid-Atlantic regions of the United States. Management believes there are substantial opportunities to increase the store count in the Company's existing markets. In addition, the Company believes the southwestern and western areas of the United States have significant longer-term growth potential because the Company has few stores in these regions. In fiscal 1996, net of store closings, the Company expects to open 65 to 75 new Odd Lots/Big Lots stores, 50 to 70 new Toy Stores and 10 new iTZADEAL! stores.


     - Comparable Store Sales Increases. The Company seeks to increase comparable store sales through an expansion of certain key merchandise categories and gradual modification of its merchandise mix to include a greater percentage of items with higher average retail price points as well as an increased use of television advertising and improvements to its current inventory management system.

     - Realization of Kay-Bee Acquisition Synergies. The Company believes there are several strategic benefits that can be achieved as a result of the Acquisition. The Company expects that its increased purchasing power resulting from the Acquisition will enhance its ability to source high-quality close-out toys for all of its stores at competitive prices. In addition, the Company intends to (i) gradually increase the percentage of higher-margin close-out toys at the Kay-Bee stores and (ii) pursue the elimination of duplicative administrative expenses resulting from the Acquisition.

     - Selective Acquisitions. The Company believes that the current consolidation of retailers will present opportunities for strategic acquisitions. Although the Company is not currently considering any acquisitions, it intends to review acquisitions in the future as opportunities arise.

                           THE ACQUISITION OF KAY-BEE


     As of May 5, 1996, Consolidated Stores acquired Kay-Bee for a purchase price of approximately $315 million (subject to post-closing adjustments), consisting of $215 million in cash and $100 million of senior subordinated promissory notes (the "Subordinated Notes") issued to Melville. Kay-Bee operated 1,045 toy stores located in all 50 states and Puerto Rico primarily under the names Kay-Bee Toys and Toy Works. There are 918 Kay-Bee stores located in enclosed shopping malls and 127 stores located in strip shopping centers. The Company believes that Kay-Bee was the largest enclosed shopping mall-based toy retailer in the United States. On a pro forma basis, after giving effect to the Acquisition, the Company would have had net sales of $2,597.7 million in fiscal 1995. See "Acquisition of Kay-Bee Center, Inc."

                                  THE OFFERING

Common Stock Offered......................................  3,500,000 shares
Common Stock Outstanding after the Offering(1)............  51,275,958 shares
Use of Proceeds...........................................  To repay a portion of the
                                                            Company's borrowings incurred
                                                            under the Revolving Credit
                                                            Facility (as defined herein) to
                                                            finance the Acquisition. See "Use
                                                            of Proceeds."
New York Stock Exchange Symbol............................  CNS

- ---------------

(1) Based on the number of shares outstanding on February 3, 1996. Excludes 4,590,803 shares of Common Stock reserved for issuance upon exercise of outstanding stock options and 761,000 shares of Common Stock that will be reserved for issuance upon stockholder approval of the Company's proposed 1996 Performance Incentive Plan.

                       SUMMARY HISTORICAL FINANCIAL DATA
                        CONSOLIDATED STORES CORPORATION

                                                                    FISCAL YEAR ENDED(1)
                                                         -------------------------------------------
                                                         FEBRUARY 3,     JANUARY 28,     JANUARY 29,
                                                            1996            1995            1994
                                                         -----------     -----------     -----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                                     AND OPERATING DATA)
STATEMENT OF EARNINGS DATA:
Net sales..............................................  $ 1,512,299     $ 1,278,644     $ 1,055,291
Cost of sales..........................................      868,139         728,494         593,238
                                                          ----------      ----------      ----------
  Gross profit.........................................      644,160         550,150         462,053
Selling and administrative expenses....................      532,158         451,411         386,116
                                                          ----------      ----------      ----------
  Operating profit.....................................      112,002          98,739          75,937
Interest expense.......................................        8,036           7,238           5,812
Other expense (income).................................        1,706            (532)         (1,591)
                                                          ----------      ----------      ----------
Income before income taxes.............................      102,260          92,033          71,716
Income taxes...........................................       37,854          36,813          28,689
                                                          ----------      ----------      ----------
  Net income...........................................  $    64,406     $    55,220     $    43,027
                                                          ==========      ==========      ==========
Earnings per common and common equivalent share of
  stock................................................  $      1.32     $      1.15     $       .90
Weighted average common and common equivalent shares
 outstanding...........................................       48,903          48,077          47,976

OPERATING DATA:
Stores open at end of period...........................          861             752             609
Percentage change in net sales.........................         18.3%           21.2%           13.6%
Percentage change in comparable store sales(2).........          4.3%            3.5%            1.8%
Total retail selling square footage at end of period
  (000's)..............................................       12,023          10,637           9,014
Average net sales per square foot(2)...................  $    126.98     $    121.71     $    119.86

BALANCE SHEET DATA (AT END OF PERIOD):
Working capital........................................  $   253,858     $   210,601     $   174,529
Total assets...........................................      639,815         551,620         468,220
Long-term obligations..................................       25,000          40,000          50,000
Stockholders' equity...................................      389,564         315,234         258,535

- ---------------
(1) All years presented are 52-week periods except for fiscal 1995, which consisted of 53 weeks.

(2) Percentage change in comparable store sales is defined as the annual percentage change in aggregate net sales from stores that have been open two full fiscal years at the beginning of the fiscal year. Percentage change in comparable store sales and average net sales per square foot for fiscal 1995 have been adjusted to reflect comparable 52-week periods.

                       SUMMARY HISTORICAL FINANCIAL DATA
                              KAY-BEE CENTER, INC.

                                                                YEAR ENDED DECEMBER 31,
                                                         --------------------------------------
                                                            1995           1994         1993
                                                         ----------     -----------   ---------
                                                         (IN THOUSANDS, EXCEPT OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Net sales.............................................. $1,077,297      $1,012,164    $919,055
Cost of goods sold, buying and warehousing costs.......    695,987(1)      611,905     543,948
                                                         ----------     ----------    ---------
  Gross profit.........................................    381,310         400,259     375,107
Store operating, selling, general and administrative
 and depreciation and amortization expenses............    363,514         338,403     316,117
Restructuring and asset impairment charges.............     65,816(2)           --          --
                                                         ----------     ----------    ---------
  Operating (loss) profit..............................    (48,020)         61,856      58,990
Interest expense, net..................................      5,335           2,081         260
                                                         ----------     ----------    ---------
(Loss) earnings before income taxes and cumulative
 effect of change in accounting principle..............    (53,355)         59,775      58,730
Income tax (benefit) expense...........................     (3,102)         22,124      22,249
                                                         ----------     ----------    ---------
(Loss) earnings before cumulative effect of change in
 accounting principle..................................    (50,253)         37,651      36,481
Cumulative effect of change in accounting principle,
  net..................................................        711              --          --
                                                         ----------     ----------    ---------
  Net (loss) earnings..................................  $ (50,964)     $   37,651    $ 36,481
                                                         ==========     ==========    =========
OPERATING DATA:
Stores open at end of period...........................      1,004             996       1,030
Percentage change in net sales.........................        6.4%           10.1%       (4.0)%
Percentage change in comparable store sales(3).........        2.3%           10.2%       (5.4)%
Total retail selling square footage at end of period
  (000's)..............................................      3,672           3,620       3,692
Average net sales per square foot......................  $  279.63      $   273.15    $ 244.29

BALANCE SHEET DATA (AT END OF PERIOD):
Working capital........................................  $ 138,819      $  177,066    $161,971
Total assets...........................................    482,216         567,946     524,467
Long-term debt, including capital lease obligations....     11,622          11,885      12,124
Shareholder's equity...................................    274,486         345,580     325,007

- ---------------

(1) During December 1995, Kay-Bee undertook $25.8 million of inventory clearance markdowns in order to liquidate discontinued items and slower-moving merchandise. This markdown charge resulted in an increase in cost of goods sold in the fourth quarter.



(2) During the fourth quarter of 1995, Kay-Bee incurred $65.8 million of restructuring and asset impairment charges to cover the closing of 52 underperforming stores and the write-down of impaired assets.


(3) Annual percentage change in comparable store sales for Kay-Bee is defined as the percentage change in aggregate net sales from stores that have been open at least 13 months.

                   SUMMARY PRO FORMA COMBINED FINANCIAL DATA
            CONSOLIDATED STORES CORPORATION AND KAY-BEE CENTER, INC.


     The summary pro forma combined financial data for the Company set forth below has been derived from the unaudited pro forma combined financial information included elsewhere in this Prospectus and gives effect to (i) the Acquisition and the financing thereof, including the issuance of the Subordinated Notes and borrowings under the Revolving Credit Facility, and (ii) the Offering and the application of net proceeds therefrom, as if those transactions had occurred on January 29, 1995 with respect to the statement of earnings data, and as of February 3, 1996 with respect to the balance sheet and operating data. The summary unaudited pro forma combined financial data does not necessarily represent what the Company's financial position and results of operations would have been if the Acquisition and the financing thereof and the Offering and the application of the net proceeds therefrom had actually been completed as of the dates indicated and is not intended to project the Company's financial position or results of operations for any future period. The following summary pro forma combined financial data should be read in conjunction with the audited financial statements of each of Consolidated Stores and Kay-Bee and the unaudited pro forma combined financial information, including the respective notes thereto, included elsewhere in this Prospectus.



                                                                             FISCAL YEAR ENDED
                                                                            FEBRUARY 3, 1996(1)
                                                                          ------------------------
                                                                          (UNAUDITED, IN THOUSANDS
                                                                            EXCEPT PER SHARE AND
                                                                              OPERATING DATA)
STATEMENT OF EARNINGS DATA:
Net sales...............................................................         $2,597,721
Cost of sales...........................................................          1,550,202
                                                                                 ----------
  Gross profit..........................................................          1,047,519
Selling and administrative expenses.....................................            914,555
                                                                                 ----------
  Operating profit......................................................            132,964
Interest expense........................................................             17,681
Other expense...........................................................              1,706
                                                                                 ----------
Earnings before income taxes............................................            113,577
Income taxes............................................................             42,023
                                                                                 ----------
  Net earnings..........................................................         $   71,554
                                                                                 ==========
Earnings per common and common equivalent share of stock................         $     1.37
Weighted average common and common equivalent shares outstanding........             52,403

OPERATING DATA:
Stores open at end of period............................................              1,865
Total retail selling square footage at end of period (000's)............             15,695

BALANCE SHEET DATA (AT END OF PERIOD):
Working capital.........................................................         $  306,145
Total assets............................................................          1,029,898
Long-term obligations, including obligations under capital leases.......            126,229
Stockholders' equity....................................................            504,823


- ---------------

(1) The pro forma purchase price for the Acquisition was determined based on the book value as of December 31, 1995 of the Kay-Bee net assets acquired. The actual purchase price as of May 5, 1996 was higher based primarily on the increase in seasonal working capital at Kay-Bee for the period from January 1, 1996 to May 4, 1996. This increase in working capital and the borrowings that would be attributable thereto are not reflected in the unaudited pro forma combined financial information. Accordingly, the unaudited pro forma combined financial information reflects a lower purchase price and lower outstanding borrowings under the Revolving Credit Facility. The Company borrowed approximately $215 million under the Revolving Credit Facility to finance the cash portion of the Acquisition, which borrowings will be partially repaid with the net proceeds from the Offering.

                                    RISK FACTORS

     Prior to making an investment decision, prospective investors should consider carefully all of the information set forth in this Prospectus and, in particular, should evaluate the following risk factors.

ABILITY TO EFFICIENTLY INTEGRATE AND OPERATE KAY-BEE

     The future success of the Company will depend in part upon its ability to integrate and operate Kay-Bee successfully with its core close-out business. The Acquisition significantly expanded Consolidated Stores' retail sale of in-line toys, which, as a category, is highly competitive, very seasonal and heavily dependent on the introduction and marketing of popular products by manufacturers. The Acquisition also more than doubled the number of retail stores operated by Consolidated Stores, with most of the acquired stores located in enclosed shopping malls. While Consolidated Stores operates a number of enclosed shopping mall-based close-out stores, its historical focus has been strip shopping centers and outlet malls. Additionally, many of the Kay-Bee stores are located in geographic areas in which Consolidated Stores has not previously operated. The future success of the Company will also depend in part on its ability to retain and assimilate qualified employees of Kay-Bee. There can be no assurance that the Company will be able to efficiently integrate and operate Kay-Bee with its core close-out business. A failure to do so could have a material adverse effect on the Company's results of operations and financial condition. See "Business -- Acquisition of Kay-Bee."

ABILITY TO ACHIEVE CONTINUED GROWTH

     Over the past five fiscal years, Consolidated Stores has experienced substantial growth in net sales, operating profit and earnings per share. The Company's continued growth depends on, among other factors, its ability to (i) open and operate new stores profitably, (ii) increase comparable store sales and
(iii) efficiently integrate and operate Kay-Bee. The Company plans to open 110 to 135 new stores (net of store closings) in fiscal 1996. The Company's ability to successfully manage its growth is dependent on a number of factors, including its ability to (a) identify new markets in which it can successfully compete,
(b) locate suitable store sites and negotiate acceptable lease terms, (c) introduce its stores and the value-oriented, close-out retailing concept in new markets, (d) adapt its purchasing, distribution, management information and other systems to accommodate expanded operations, (e) attract and train qualified personnel and (f) obtain adequate financing. In addition, the Company's future growth is dependent upon factors beyond the Company's control such as general economic and business conditions affecting manufacturing and consumer spending. There can be no assurance that the Company will be able to achieve its planned store growth or comparable store sales increases or that such growth will allow the Company to maintain profitability.

COMPETITION


     The retail industry is highly competitive. The Company's retail close-out stores compete with discount stores (such as Wal-Mart(R), KMart(R) and Target(R)), deep discount drugstore chains and other value-oriented specialty retailers. The Company's retail toy operations compete directly with local and regional enclosed shopping mall-based toy retailers, destination toy stores (such as Toys "R" Us(R)) and discount retailers with toy departments and indirectly with enclosed shopping mall-based retailers such as concept stores and theme-based stores that feature toys or toy-related merchandise. Certain of the Company's competitors have greater financial, distribution, marketing and other resources than the Company.


SEASONALITY

     Consolidated Stores historically has experienced seasonality, with a significant percentage of its net sales and income being realized in the fourth fiscal quarter. As a result of the Acquisition and the increase in the Company's retail toy operations, the Company expects to recognize an increasing amount of its net sales and income during the fourth fiscal quarter and to recognize operating losses during the other three fiscal quarters. In addition, the Company's quarterly results can be affected by the timing of store openings and closings, the amount of net sales contributed by new and existing stores and the timing of certain holidays. Furthermore, in anticipation of increased sales activity during the fourth fiscal quarter, the Company purchases substantial amounts of inventory during the second and third fiscal quarters and hires a significant number of temporary employees to bolster its store staffing during the fourth fiscal quarter. If for any reason the Company's net sales are below the Company's expectations for the fourth fiscal quarter, the Company's financial condition and results of operations could be adversely affected.

     The increased seasonality of the Company's business will also increase the Company's demand for seasonal borrowings. The Company has traditionally drawn upon its credit lines in the first three fiscal quarters and repaid the borrowings during the fourth fiscal quarter. The Acquisition will increase the amount of seasonal borrowings in the first three fiscal quarters. If for any reason the Company's net sales are below the Company's expectations for the fourth fiscal quarter, its ability to repay seasonal borrowings in total by fiscal year end could be adversely affected.

PURCHASING OF SUITABLE MERCHANDISE


     The success of the Company's close-out business depends upon its ability to select and purchase quality merchandise at attractive prices in order to maintain a balance of product in certain core merchandising categories along with a changing mix of merchandise. The Company has no continuing contracts for the purchase of close-out merchandise and relies on buying opportunities from both existing and new sources, for which it competes with other close-out merchandisers and wholesalers. In addition, the success of the Company's toy business depends in part upon its ability to purchase in-line toys at competitive prices and on competitive terms. Although the Company believes that its management has longstanding relationships with its suppliers and is competitively positioned to continue to seek new sources, there can be no assurance that the Company will be successful in maintaining an adequate continuing supply of quality merchandise at attractive prices. See
"Business -- Purchasing."


IMPACT OF FOREIGN IMPORTS

     The Company imports approximately 20% to 25% of its inventory directly from certain Asian, South American and European countries, and a material amount of its domestically purchased merchandise is also manufactured abroad. As a result, a significant portion of the Company's merchandise supply is subject to certain risks including increased import duties and more restrictive quotas, loss of "most favored nation" ("MFN") trading status, currency fluctuations, work stoppages, transportation delays, economic uncertainties including inflation, foreign government regulations, political unrest and trade restrictions, including retaliation by the United States against foreign practices. MFN status allows the importation of products at lower tariff rates than otherwise imposed by U.S. laws.


     The Company believes at least 65% of its direct and indirect imports come from the People's Republic of China ("China"). The United States customarily grants China MFN status, which must be renewed annually. There are currently a number of trade-related and other issues between the governments of the United States and China, any one of which could result in the revocation or non-renewal of China's MFN status. If China's MFN status were revoked or not renewed, the Company could have higher purchasing costs or a material depletion of available merchandise because of increased tariffs on products imported from China. While the Company believes that alternative domestic and foreign sources could supply merchandise to the Company, an interruption or delay in supply from China or the Company's other foreign sources, or the imposition of additional duties, taxes or other charges on these imports, could have a material adverse effect on the Company's results of operations and financial condition. See
"Business -- Purchasing."


DISRUPTIONS IN RECEIVING AND DISTRIBUTION

     Substantially all of the Company's inventory for the Odd Lots/Big Lots, The Amazing Toy Store and Toy Liquidators stores is shipped directly from suppliers to the Company's 2,884,100 square foot distribution facility in Columbus, Ohio, where the inventory is processed and then distributed to stores. A natural disaster or other calamity that causes long-term damage to the Columbus facility or any long-term disruption in operations of this facility could have a material adverse effect on the Company's results of operations and financial condition. See "Business -- Warehousing and Distribution."

EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS


     The Company has adopted a stockholder's rights agreement that includes certain provisions that are intended to prevent or delay the acquisition of the Company by means of a tender offer, proxy contest or otherwise. Additionally, the Company's Restated Certificate of Incorporation authorizes the Board of Directors to issue preferred stock, without further stockholder approval, which could have dividend, redemption, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. Finally, the Company is subject to Section 203 of the Delaware General Corporation Law, which limits transactions between a publicly held company and "interested stockholders" (generally, those stockholders who, together with their affiliates and associates, own 15% or more of a company's outstanding capital stock). Any one of, or a combination of, the above anti-takeover provisions could discourage a third party from attempting to acquire control of the Company. See "Description of Capital Stock."

                                USE OF PROCEEDS


     The net proceeds to the Company from the Offering are estimated to be approximately $118 million ($136 million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and expenses of this Offering payable by the Company. Such proceeds will be used to repay a portion of the Company's borrowings incurred under the $600.0 million revolving credit facility (the "Revolving Credit Facility") to finance the Acquisition. The Revolving Credit Facility has a maturity date of May 3, 1999. Borrowings under the Revolving Credit Facility accrue interest on a floating
rate based on LIBOR. On               , 1996, the weighted average interest rate
on borrowings under the Revolving Credit Facility was      %. See "Management's
Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources and Liquidity."

                                 CAPITALIZATION

     The following table sets forth (i) the historical capitalization of Consolidated Stores as of February 3, 1996, (ii) the pro forma capitalization of the Company as of February 3, 1996, after giving effect to the Acquisition and related financings, and (iii) the pro forma capitalization of the Company as of February 3, 1996, after giving effect to the Acquisition and related financings, and as adjusted to reflect the application of the net proceeds from the Offering. This presentation should be read in conjunction with the audited financial statements of Consolidated Stores, including the notes thereto, and the unaudited pro forma combined financial information of the Company, including the notes thereto, included elsewhere in this Prospectus.


                                                                  AS OF FEBRUARY 3, 1996
                                                        -------------------------------------------
                                                                                        PRO FORMA
                                                         ACTUAL      PRO FORMA(1)      AS ADJUSTED
                                                        --------     ------------     -------------
                                                                      (IN THOUSANDS)
Current portion of long-term debt.....................  $ 10,000       $    263         $     263
                                                        ========       ========          ========
Long-term debt, less current maturities:
  Revolving Credit Facility...........................  $     --       $132,607         $  14,607
  Senior notes........................................    25,000             --                --
  Guaranteed first mortgage note......................        --          7,908             7,908
  Obligations under capital leases....................        --          3,714             3,714
  Subordinated Notes..................................        --        100,000           100,000
                                                        --------       --------          --------
     Total long-term debt.............................    25,000        244,229           126,229
                                                        --------       --------          --------
Stockholders' equity:
  Preferred stock, $.01 par value, 2,000,000 shares
   authorized; no shares issued.......................        --             --                --
  Common stock, $.01 par value, 90,000,000 shares
   authorized, 47,775,958 shares issued and
   outstanding, 51,275,958 shares issued and
   outstanding, as adjusted(2)........................       478            478               513
  Non-voting common stock, $.01 par value, 8,000,000
   shares authorized; no shares issued................        --             --                --
  Additional paid-in capital..........................   104,511        104,511           222,476
  Retained earnings...................................   285,105        282,364           282,364
  Other adjustments...................................      (530)          (530)             (530)
                                                        --------       --------          --------
     Total stockholders' equity.......................   389,564        386,823           504,823
                                                        --------       --------          --------
          Total capitalization........................  $414,564       $631,052         $ 631,052
                                                        ========       ========          ========


- ---------------

(1) The pro forma purchase price for the Acquisition was determined based on the book value as of December 31, 1995 of the Kay-Bee net assets acquired. The actual purchase price as of May 5, 1996 was higher based primarily on the increase in seasonal working capital at Kay-Bee for the period from January 1, 1996 to May 4, 1996. This increase in working capital and the borrowings that would be attributable thereto are not reflected in the unaudited pro forma combined financial information. Accordingly, the unaudited pro forma combined financial information reflects a lower purchase price and lower outstanding borrowings under the Revolving Credit Facility. The Company borrowed approximately $215 million under the Revolving Credit Facility to finance the cash portion of the Acquisition, which borrowings will be partially repaid with the net proceeds from the Offering.


(2) Excludes 4,590,803 shares of Common Stock reserved for issuance upon exercise of outstanding stock options and 761,000 shares of Common Stock that will be reserved for issuance upon stockholder approval of the Company's proposed 1996 Performance Incentive Plan.

                          PRICE RANGE OF COMMON STOCK


     The Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "CNS." The following table sets forth, on a per share basis, the high and low sales prices for the Common Stock as reported on the NYSE for the periods indicated.



                                                                     HIGH     LOW
                                                                     ----     ----
          FISCAL 1994:
            First Quarter..........................................  $ 20     $16 3/4
            Second Quarter.........................................  17 1/4   11 1/2
            Third Quarter..........................................  18 1/2   11 7/8
            Fourth Quarter.........................................  19 3/8   15 3/4

          FISCAL 1995:
            First Quarter..........................................  $20 7/8  $16 1/4
            Second Quarter.........................................    23     15 3/4
            Third Quarter..........................................  25 1/8   21 1/8
            Fourth Quarter.........................................  25 5/8   19 3/8

          FISCAL 1996:
            First Quarter (through May 1, 1996)....................  $37 1/8  $20 3/4



     The last reported sale price of the Common Stock on the NYSE as of a recent date is set forth on the cover page of this Prospectus. As of April 12, 1996, there were 1,332 holders of record of the Common Stock.


                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company has followed a policy of reinvesting earnings in the business. In addition, the Company's indebtedness (including the Revolving Credit Facility and Subordinated Notes) contains covenants that limit the Company's ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources and Liquidity."

                       SELECTED HISTORICAL FINANCIAL DATA
                        CONSOLIDATED STORES CORPORATION


     The selected historical financial data set forth in the following table has been derived from the audited financial statements of Consolidated Stores, including the notes thereto. The statement of earnings data for the fiscal years ended February 3, 1996, January 28, 1995 and January 29, 1994 and the balance sheet data as of February 3, 1996 and January 28, 1995 are derived from the financial statements of Consolidated Stores, which have been audited by Deloitte & Touche LLP, independent auditors, and are included elsewhere in this Prospectus. The statement of earnings data for the fiscal years ended January 30, 1993 and February 1, 1992 and the balance sheet data as of January 29, 1994, January 30, 1993 and February 1, 1992 are derived from the financial statements of Consolidated Stores, which also have been audited, but are not included elsewhere in this Prospectus. This data should be read in conjunction with, and is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Consolidated Stores Corporation" and the audited financial statements of Consolidated Stores, including the notes thereto, and the other financial information included elsewhere in this Prospectus.


                                                                                   FISCAL YEAR ENDED(1)
                                                            -------------------------------------------------------------------
                                                            FEBRUARY 3,   JANUARY 28,   JANUARY 29,   JANUARY 30,   FEBRUARY 1,
                                                               1996          1995          1994          1993          1992
                                                            -----------   -----------   -----------   -----------   -----------
                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
Net sales:
  Odd Lots/Big Lots.......................................  $ 1,286,675   $ 1,112,087   $   941,471    $ 837,805     $ 744,896
  iTZADEAL! and All For One...............................      106,283        93,590        92,283       72,986         7,685
  The Amazing Toy Store and Toy Liquidators...............       76,689        45,937            --           --            --
                                                             ----------    ----------      --------     --------      --------
    Total retail..........................................    1,469,647     1,251,614     1,033,754      910,791       752,581
  Other...................................................       42,652        27,030        21,537       18,489        18,916
                                                             ----------    ----------      --------     --------      --------
         Total net sales..................................    1,512,299     1,278,644     1,055,291      929,280       771,497
Cost of sales:
  Odd Lots/Big Lots.......................................      738,675       638,533       531,605      479,536       441,351
  iTZADEAL! and All For One...............................       56,585        47,331        45,275       36,973         4,084
  The Amazing Toy Store and Toy Liquidators...............       40,598        22,467            --           --            --
                                                             ----------    ----------      --------     --------      --------
    Total retail..........................................      835,858       708,331       576,880      516,509       445,435
  Other...................................................       32,281        20,163        16,358       13,895        14,047
                                                             ----------    ----------      --------     --------      --------
         Total cost of sales..............................      868,139       728,494       593,238      530,404       459,482
Gross profit:
  Odd Lots/Big Lots.......................................      548,000       473,554       409,866      358,269       303,545
  iTZADEAL! and All For One...............................       49,698        46,259        47,008       36,013         3,601
  The Amazing Toy Store and Toy Liquidators...............       36,091        23,470            --           --            --
                                                             ----------    ----------      --------     --------      --------
    Total retail..........................................      633,789       543,283       456,874      394,282       307,146
  Other...................................................       10,371         6,867         5,179        4,594         4,869
                                                             ----------    ----------      --------     --------      --------
         Total gross profit...............................      644,160       550,150       462,053      398,876       312,015
Selling and administrative expenses.......................      532,158       451,411       386,116      334,494       273,704
                                                             ----------    ----------      --------     --------      --------
  Operating profit........................................      112,002        98,739        75,937       64,382        38,311
Interest expense..........................................        8,036         7,238         5,812        5,697         6,265
Other expense (income)....................................        1,706          (532)       (1,591)      (1,581)         (369)
                                                             ----------    ----------      --------     --------      --------
  Income before income taxes..............................      102,260        92,033        71,716       60,266        32,415
Income taxes..............................................       37,854        36,813        28,689       23,156        12,317
                                                             ----------    ----------      --------     --------      --------
  Net income..............................................  $    64,406   $    55,220   $    43,027    $  37,110     $  20,098
                                                             ==========    ==========      ========     ========      ========
Earnings per common and common equivalent share of
  stock...................................................  $      1.32   $      1.15   $       .90    $     .78     $     .44
Weighted average common and common equivalent shares
 outstanding..............................................       48,903        48,077        47,976       47,676        45,797

BALANCE SHEET DATA (AT END OF PERIOD):
Working capital...........................................  $   253,858   $   210,601   $   174,529    $ 142,305     $ 120,275
Total assets..............................................      639,815       551,620       468,220      390,942       329,321
Long-term obligations.....................................       25,000        40,000        50,000       50,000        50,000
Stockholders' equity......................................      389,564       315,234       258,535      209,459       170,520

- ---------------
(1) All years presented are 52-week periods except for fiscal 1995, which consisted of 53 weeks.

                       SELECTED HISTORICAL FINANCIAL DATA
                              KAY-BEE CENTER, INC.


     The selected historical financial data set forth in the following table has been derived from the audited financial statements of Kay-Bee, including the notes thereto. The statement of operations data for each of the three years ended December 31, 1995 and balance sheet data as of December 31, 1995, 1994 and 1993 are derived from the financial statements of Kay-Bee, which have been audited by KPMG Peat Marwick LLP, independent auditors, and are included elsewhere in this Prospectus. This data should be read in conjunction with, and is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Kay-Bee Center, Inc.," the audited financial statements of Kay-Bee, including the notes thereto, and the other financial information included elsewhere in this Prospectus.


                                                               YEAR ENDED DECEMBER 31,
                                                       ----------------------------------------
                                                          1995           1994           1993
                                                       ----------     -----------     ---------
                                                                    (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net sales............................................  $1,077,297     $1,012,164      $919,055
Cost of goods sold, buying and warehousing costs.....    695,987 (1)     611,905       543,948
                                                       ----------     ----------      ---------
  Gross profit.......................................    381,310         400,259       375,107
Store operating, selling, general and administrative
 and depreciation and amortization expenses..........    363,514         338,403       316,117
Restructuring and asset impairment charges...........     65,816 (2)          --            --
                                                       ----------     ----------      ---------
  Operating (loss) profit............................    (48,020)         61,856        58,990
Interest expense, net................................      5,335           2,081           260
                                                       ----------     ----------      ---------
(Loss) earnings before income taxes and cumulative
 effect of change in accounting principle............    (53,355)         59,775        58,730
Income tax (benefit) expense.........................     (3,102)         22,124        22,249
                                                       ----------     ----------      ---------
(Loss) earnings before cumulative effect of change in
 accounting principle................................    (50,253)         37,651        36,481
Cumulative effect of change in accounting principle,
  net................................................        711              --            --
                                                       ----------     ----------      ---------
  Net (loss) earnings................................  $ (50,964)     $   37,651      $ 36,481
                                                       ==========     ==========      =========
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital......................................  $ 138,819      $  177,066      $161,971
Total assets.........................................    482,216         567,946       524,467
Long-term debt, including capital lease
  obligations........................................     11,622          11,885        12,124
Shareholder's equity.................................    274,486         345,580       325,007

- ---------------

(1) During December 1995, Kay-Bee undertook $25.8 million of inventory clearance markdowns in order to liquidate discontinued items and slower-moving merchandise. This markdown charge resulted in an increase in cost of goods sold in the fourth quarter.



(2) During the fourth quarter of 1995, Kay-Bee incurred $65.8 million of restructuring and asset impairment charges to cover the closing of 52 underperforming stores and the write-down of impaired assets.

                       SELECTED HISTORICAL OPERATING DATA

CONSOLIDATED STORES

     The following table sets forth certain historical operating data of Consolidated Stores for fiscal years 1991 through 1995.

                                                                             FISCAL YEAR ENDED(1)
                                                      -------------------------------------------------------------------
                                                      FEBRUARY 3,   JANUARY 28,   JANUARY 29,   JANUARY 30,   FEBRUARY 1,
                                                         1996          1995          1994          1993          1992
                                                      -----------   -----------   -----------   -----------   -----------
OPERATING DATA:
Percentage change in net sales......................       18.3%         21.2%         13.6%         20.5%         13.6%
Percentage change in comparable store sales(2)......        4.3%          3.5%          1.8%          4.3%          5.6%
Total retail selling square footage at end of period
 (000's)............................................     12,023        10,637         9,014         7,877         7,017
Average net sales per square foot(2)................    $126.98       $121.71       $119.86       $115.64       $108.57

STORES OPENED
  Odd Lots/Big Lots.................................         67            79            71            47            37
  iTZADEAL! and All For One.........................         50            15            21           120            41
  Toy Liquidators and The Amazing Toy Store.........         30            82            --            --            --
                                                        -------       -------       -------       -------       -------
       Total........................................        147           176            92           167            78

STORES CLOSED
  Odd Lots/Big Lots.................................         14            23            20            24            16
  iTZADEAL! and All For One.........................         23            10             4            --             1
  Toy Liquidators and The Amazing Toy Store.........          1            --            --            --            --
                                                        -------       -------       -------       -------       -------
       Total........................................         38            33            24            24            17

STORES OPEN AT END OF PERIOD
  Odd Lots/Big Lots.................................        541           488           432           381           358
  iTZADEAL! and All For One.........................        209           182           177           160            40
  Toy Liquidators and The Amazing Toy Store.........        111            82            --            --            --
                                                        -------       -------       -------       -------       -------
       Total........................................        861           752           609           541           398

KAY-BEE

     The following table sets forth certain historical operating data of Kay-Bee for fiscal years 1993 through 1995.

                                                                        YEAR ENDED DECEMBER 31,
                                                                  -----------------------------------
                                                                   1995          1994          1993
                                                                  -------       -------       -------
OPERATING DATA:
Percentage change in net sales..................................      6.4%         10.1%         (4.0)%
Percentage change in comparable store sales(3)..................      2.3%         10.2%         (5.4)%
Total retail selling square footage at end of period (000's)....    3,672         3,620         3,692
Average net sales per square foot...............................  $279.63       $273.15       $244.29
Stores opened...................................................       33            25            25
Stores closed...................................................       48            23             0
Reclassification of stores previously (included) excluded
  from operations...............................................       23           (36)            0
Stores open at end of period....................................    1,004           996         1,030

- ---------------
(1) All years presented are 52-week periods except for fiscal 1995, which consisted of 53 weeks.

(2) Annual percentage change in comparable store sales is defined as the annual percentage change in aggregate net sales from stores that have been open two full fiscal years at the beginning of the fiscal year. Percentage change in comparable store sales and average net sales per square foot for fiscal 1995 have been adjusted to reflect comparable 52-week periods.

(3) Annual percentage change in comparable store sales for Kay-Bee is defined as the percentage change in aggregate net sales from stores that have been open at least 13 months.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     The Company is the nation's largest close-out retailer, with 1,906 stores located in all 50 states and Puerto Rico. The Company operates 750 retail close-out stores, primarily under the names Odd Lots/Big Lots, iTZADEAL! and All For One, in the midwestern, southern and mid-Atlantic regions of the United States, and 1,156 retail toy stores throughout the United States and Puerto Rico, primarily under the names Kay-Bee Toys, Toy Works, The Amazing Toy Store and Toy Liquidators. Approximately 1,045 of the Toy Stores were acquired as of May 5, 1996 in the Acquisition.


     The historical results of operations for Kay-Bee must be adjusted in order to be directly comparable to the cost of sales, gross profit and selling and administrative expenses of Consolidated Stores. Consolidated Stores has recorded transportation, distribution and buying expenses as period expenses included in selling and administrative expenses, while Kay-Bee has recorded these expenses in cost of goods sold. In fiscal 1995, conforming Kay-Bee's financial statements to reflect Consolidated Stores' accounting treatment of these expenses would have resulted in a decrease in cost of sales as a percentage of net sales of approximately 3.4 percentage points and an equal and offsetting dollar increase in selling and administrative expenses of Kay-Bee. With the Acquisition, the Company is conforming Kay-Bee's accounting practices to those of Consolidated Stores.

     Historically, the operating results of Consolidated Stores and Kay-Bee have reflected differences in cost of sales, gross profit and selling and administrative expenses expressed as a percentage of net sales. These differences are attributable in part to the higher percentage of lower margin in-line toys in the Kay-Bee merchandise mix. The Company anticipates that this may result in a lower operating margin ratio for the combined entity.

     Over the last several fiscal years, the management of Kay-Bee pursued a strategy of closing underperforming stores. In fiscal 1995, Kay-Bee incurred $65.8 million of restructuring and asset impairment charges to cover the closing of 52 underperforming stores and the write-down of impaired assets. In addition, in December 1995, Kay-Bee undertook $25.8 million of inventory clearance markdowns in order to liquidate discontinued items and slower-moving merchandise. This markdown resulted in an increase in cost of sales in the fourth quarter.

     Though Consolidated Stores has historically experienced seasonality, it has generally recorded operating profits during each fiscal quarter. However, due to the increase in the Company's retail toy operations as a result of the Acquisition, the Company expects it will recognize operating losses during the first three fiscal quarters and recognize an increasing amount of its net sales, operating profit and net income during the fourth fiscal quarter.

CONSOLIDATED STORES

     Results of Operations for Fiscal 1995, 1994 and 1993


     The table below compares components of the statements of earnings of Consolidated Stores as a percentage of net sales.


                                                                  FISCAL       FISCAL       FISCAL
                                                                   1995         1994         1993
                                                                  ------       ------       ------
Net sales:
  Odd Lots/Big Lots.............................................    85.1%        87.0%        89.2%
  iTZADEAL! and All For One.....................................     7.0          7.3          8.8
  The Amazing Toy Store and Toy Liquidators.....................     5.1          3.6           --
  Other.........................................................     2.8          2.1          2.0
                                                                               ------       ------
          Total net sales.......................................   100.0        100.0        100.0
Cost of sales...................................................    57.4         57.0         56.2
                                                                               ------       ------
     Gross profit...............................................    42.6         43.0         43.8
Selling and administrative expenses.............................    35.2         35.3         36.6
                                                                               ------       ------
     Operating profit...........................................     7.4          7.7          7.2
Interest expense................................................      .5           .5           .6
Other income (expense) -- net...................................     (.1)          --           .2
                                                                               ------       ------
Income before income taxes......................................     6.8          7.2          6.8
Income tax expense..............................................     2.5          2.9          2.7
                                                                               ------       ------
     Net income.................................................     4.3%         4.3%         4.1%
                                                                               ======       ======

Fiscal 1995 Compared to Fiscal 1994


     Net Sales. Net sales increased to $1,512.3 million in fiscal 1995 from $1,278.6 million in fiscal 1994, an increase of $233.7 million, or 18.3%. This increase was attributable to net sales of $127.9 million from 147 new stores and comparable store sales increases of 4.3%, offset in part by the closing of 38 stores. The increase in comparable store sales was attributable to improved product offerings and merchandise mix as well as a continued refinement and expansion of the Consolidated Stores' television advertising program, which was introduced in the fall of 1994. Comparable store sales were negatively impacted during the fall/winter holiday selling season by abnormally inclement weather in many of Consolidated Stores' markets. Additionally, fiscal 1995 was a 53-week fiscal year, compared to fiscal 1994, which had 52 weeks.


     Net sales of Odd Lots/Big Lots stores increased $174.6 million, or 15.7%, to $1,286.7 million in fiscal 1995 from $1,112.1 million in fiscal 1994. Net sales of The Amazing Toy Store and Toy Liquidators stores increased $30.8 million, or 67.1%, to $76.7 million in fiscal 1995 from $45.9 million in fiscal 1994. This increase was largely attributable to a full year of operations at Toy Liquidators in fiscal 1995 (which Consolidated Stores acquired in May 1994), as well as net sales of $11.3 million from a net of 29 new stores. Net sales at iTZADEAL! and All For One increased $12.7 million, or 13.6%, to $106.3 million in fiscal 1995 from $93.6 million in fiscal 1994.

     Gross Profit. Gross profit increased to $644.2 million in fiscal 1995 from $550.2 million in fiscal 1994, an increase of $94.0 million, or 17.1%. As a percentage of net sales, gross profit decreased to 42.6% in fiscal 1995 from 43.0% in fiscal 1994. The decrease in gross margin was attributable to decreases in gross margin at both The Amazing Toy Store and Toy Liquidators stores and iTZADEAL! and All For One stores. Gross margin at The Amazing Toy Store and Toy Liquidators stores was high in fiscal 1994 due to the advantageous terms on which Consolidated Stores purchased the inventory of the Toy Liquidators business in May 1994. The decline in the gross margin at iTZADEAL! and All For One stores was due to the increase in the number of iTZADEAL! stores relative to the number of All For One stores. iTZADEAL! stores have a slightly lower gross margin than All For One stores as a result of the higher mix of domestic, name-brand close-out products and lower mix of higher-margin import merchandise. Gross margin at Odd Lots/Big Lots stores remained constant in fiscal 1995 compared to fiscal 1994.


     Selling and Administrative Expenses. Selling and administrative expenses increased to $532.2 million in fiscal 1995 from $451.4 million in fiscal 1994, an increase of $80.8 million, or 17.9%. As a percentage of net sales, selling and administrative expenses decreased slightly to 35.2% in fiscal 1995 from 35.3% in fiscal 1994 as a result of the continued leveraging of fixed expenses over a larger store base and comparable store sales increases.

     Interest Expense. Interest expense increased to $8.0 million in fiscal 1995 from $7.2 million in fiscal 1994. The increase was attributable to higher weighted average debt levels, resulting in part from increased seasonal borrowings to support higher average inventory levels, and increased effective interest rates on seasonal borrowings throughout the fiscal year. The increase in the effective interest rate was offset to some extent by a scheduled principal payment of $15.0 million on the senior debt.


     Income Taxes. The effective tax rate of Consolidated Stores was 37.0% in fiscal 1995 compared to 40.0% in fiscal 1994. The reduction in the effective tax rate was attributable to the full fiscal year effect of corporate-owned life insurance, which was adopted in November 1994, as well as lower effective state and local income tax rates. This reduction was partially offset by the federally legislated elimination of the Targeted Jobs Tax Credit ("TJTC"). Realization of any future tax benefits associated with TJTC and corporate-owned life insurance is subject to pending federal legislation.


Fiscal 1994 Compared to Fiscal 1993

     Net Sales. Net sales increased to $1,278.6 million in fiscal 1994 from $1,055.3 million in fiscal 1993, an increase of $223.3 million, or 21.2%. This increase was attributable to net sales of $178.4 million from 176 newly opened and newly acquired stores and comparable store sales increases of 3.5%, offset in part by the closing of 33 stores. The increase in comparable store sales was attributable to improved product offerings and merchandise mix as well as the introduction of a fall season television advertising program.

     Net sales of Odd Lots/Big Lots stores increased $170.6 million, or 18.1%, to $1,112.1 million in fiscal 1994 from $941.5 million in fiscal 1993. In May 1994, Consolidated Stores acquired 82 Toy Liquidator stores that contributed $45.9 million in net sales in fiscal 1994. Net sales of iTZADEAL! and All For One stores increased $1.3 million, or 1.4%, to $93.6 million in fiscal 1994 from $92.3 million in fiscal 1993.

     Gross Profit. Gross profit increased to $550.2 million in fiscal 1994 from $462.1 million in fiscal 1993, an increase of $88.1 million, or 19.1%. As a percentage of net sales, gross profit decreased to 43.0% in fiscal 1994 from 43.8% in fiscal 1993. The decrease in gross margin was attributable largely to a decrease in gross margin at Odd Lots/Big Lots stores that resulted from a planned change in merchandise mix. Consolidated Stores reduced its offerings of higher-margin, slower-turning softlines, primarily apparel, and expanded its offerings of lower-margin, faster-turning merchandise, primarily hardlines such as electronics. This decrease in gross margins in fiscal 1994 was partially offset by the higher gross margins of the newly acquired Toy Liquidators business.

     Selling and Administrative Expenses. Selling and administrative expenses increased to $451.4 million in fiscal 1994 from $386.1 million in fiscal 1993, an increase of $65.3 million, or 16.9%. As a percentage of net sales, selling and administrative expenses decreased to 35.3% in fiscal 1994 from 36.6% in fiscal 1993 as a result of store-level expense control programs as well as the continued leveraging of fixed expenses over a larger store base and comparable store sales increases.

     Interest Expense. Interest expense increased to $7.2 million in fiscal 1994 from $5.8 million in fiscal 1993. The increase was attributable to higher weighted average debt levels, resulting from increased seasonal borrowings to support higher average inventory levels and borrowings to finance the acquisition of Toy Liquidators, and increased effective interest rates on seasonal borrowings throughout the fiscal year.

     Income Taxes. The effective tax rate of Consolidated Stores was 40.0% in both fiscal 1994 and fiscal 1993. Consolidated Stores did not experience any material changes in any of the components of the effective tax rate in fiscal 1994 compared to fiscal 1993.

KAY-BEE CENTER, INC.

  Results of Operations for Fiscal 1995, 1994 and 1993


     The table below compares components of the statements of operations of Kay-Bee as a percentage of net sales.


                                                               FISCAL       FISCAL       FISCAL
                                                                1995         1994         1993
                                                               ------       ------       ------
Net sales....................................................  100.0 %      100.0 %      100.0 %
Cost of goods sold, buying and warehousing costs.............   64.6         60.5         59.2
                                                               ------       ------       ------
     Gross profit............................................   35.4         39.5         40.8
Store operating, selling, general and administrative and
  depreciation and amortization expenses.....................   33.8         33.4         34.4
Restructuring and asset impairment charges...................    6.1           --           --
                                                               ------       ------       ------
     Operating (loss) profit.................................   (4.5)         6.1          6.4
Interest expense, net........................................     .5           .2           --
                                                               ------       ------       ------
(Loss) earnings before income taxes and cumulative effect of
  change in accounting principle.............................   (5.0)         5.9          6.4
Income tax (benefit) expense.................................    (.3)         2.2          2.4
                                                               ------       ------       ------
(Loss) earnings before cumulative effect of change in
  accounting
  principle..................................................   (4.7)         3.7          4.0
Cumulative effect of change in accounting principle..........     --           --           --
                                                               ------       ------       ------
     Net (loss) earnings.....................................   (4.7)%        3.7 %        4.0 %
                                                               =====        =====        =====

Fiscal 1995 Compared to Fiscal 1994

     Net Sales. Net sales increased to $1,077.3 million in fiscal 1995 from $1,012.2 million in fiscal 1994, an increase of $65.1 million, or 6.4%. This increase was attributable to net sales of $26.1 million from 33 new stores, comparable store sales increases of 2.3%, the reclassification of 23 stores previously excluded from operations and the addition of 34 temporary stores during the holiday season, offset by the closing of 48 stores during fiscal 1995. Kay-Bee opened 12 new Kay-Bee Toys stores, closed 48 Kay-Bee Toys stores and included the operating results of 23 Kay-Bee Toys stores that had been excluded from operations during fiscal 1995. Additionally, 21 Toy Works stores were opened and no Toy Works stores were closed during fiscal 1995.

     Gross Profit. Gross profit decreased to $381.3 million in fiscal 1995 from $400.3 million in fiscal 1994, a decrease of $19.0 million, or 4.7%. As a percentage of net sales, gross profit decreased to 35.4% in fiscal 1995 from 39.5% in fiscal 1994. During December 1995, Kay-Bee recorded $25.8 million of inventory clearance markdowns (at cost) in order to liquidate discontinued items and slower-moving merchandise from store inventories. In addition to this December 1995 charge, margin declines were experienced as a result of higher regular markdowns during the year, higher shrink costs and increased transportation and distribution expenses resulting from outside storage requirements.

     Store Operating, Selling, General and Administrative and Depreciation and Amortization Expenses. Store operating, selling, general and administrative and depreciation and amortization expenses increased to $363.5 million in fiscal 1995 from $338.4 million in fiscal 1994, an increase of $25.1 million, or 7.4%. As a percentage of net sales, store operating, selling, general and administrative and depreciation and amortization expenses increased to 33.8% in fiscal 1995 from 33.4% in fiscal 1994. This increase was primarily the result of additional sales promotion costs incurred in the planned expansion of the Toy Works concept and the creation of a holiday promotion catalog for Kay-Bee Toys stores. Also contributing to increased promotion costs was an expansion in circulation of Kay-Bee's holiday flyers.

     Restructuring and Asset Impairment Charges. Pre-tax restructuring and asset impairment charges of $65.8 million were recorded in fiscal 1995 to cover the closing of 52 underperforming stores and the write-down of impaired assets. This charge consisted of $45.9 million to write-off the remaining balance of goodwill resulting from Melville's original acquisition of Kay-Bee as well as to provide for estimated lease settlement costs for stores to be closed, the cost to close and relocate one of Kay-Bee's warehouse/distribution centers, severance costs for store closures and the write-down of fixed assets. In addition, a pre-tax charge of $19.9 million was recorded to write-down the carrying value of certain long-lived assets in connection with the adoption of Statement of Financial Accounting Standards No. 121.

     Interest Expense, Net. Net interest expense increased to $5.3 million in fiscal 1995 from $2.1 million in fiscal 1994. The increase was attributable to increased intercompany borrowings for the purchase of inventories as well as an increase in the effective interest rate in fiscal 1995.

     Income Tax (Benefit) Expense. In fiscal 1995, Kay-Bee recorded a tax benefit of $3.1 million due to its operating losses. This compares to an effective tax rate in fiscal 1994 of 37.0%. The tax benefit for fiscal 1995 was significantly less than the statutory tax rate due to the non-deductibility of the write-off of goodwill.

Fiscal 1994 Compared to Fiscal 1993


     Net Sales. Net sales increased to $1,012.2 million in fiscal 1994 from $919.1 million in fiscal 1993, an increase of $93.1 million, or 10.1%. This increase was attributable to net sales of $21.5 million from 25 new stores and comparable store sales increases of 10.2%, offset by the closing of 23 stores and exclusion of operating results for 36 stores previously included in operations. Kay-Bee opened 16 new Kay-Bee Toys stores, closed 23 Kay-Bee Toys stores and reclassified 36 Kay-Bee Toys stores previously included in operations. Additionally, nine Toy Works stores were opened and none were closed during fiscal 1994. The increase in comparable store sales was largely driven by the action toy category, which benefitted from the popularity of Power Rangers(R), and by the video game category as a result of several popular 16-bit video game releases.


     Gross Profit. Gross profit increased to $400.3 million in fiscal 1994 from $375.1 million in fiscal 1993, an increase of $25.2 million, or 6.7%. As a percentage of net sales, gross profit decreased to 39.5% in fiscal 1994 from 40.8% in fiscal 1993. Most of this decrease was attributable to the non-recurrence in 1994 of the change in 1993 in the calculation of the LIFO price index with the remainder of the decline resulting from increases in shrink and transportation expenses.

     Store Operating, Selling, General and Administrative and Depreciation and Amortization Expenses. Store operating, selling, general and administrative and depreciation and amortization expenses increased to $338.4 million in fiscal 1994 from $316.1 million in fiscal 1993, an increase of $22.3 million, or 7.1%. As a percentage of net sales, store operating, selling, general and administrative and depreciation and amortization expenses decreased to 33.4% in fiscal 1994 from 34.4% in fiscal 1993. This percentage decrease was primarily the result of the 10.1% sales increase and the resulting leverage of fixed expenses as well as a reduction in advertising expense.

     Interest Expense, Net. Net interest expense increased to $2.1 million in fiscal 1994 from $.3 million in fiscal 1993. The increase was attributable to increased intercompany borrowings for the purchase of inventories as well as an increase in the effective interest rate in fiscal 1994.

     Income Tax (Benefit) Expense. The effective tax rate of Kay-Bee was 37.0% in fiscal 1994 compared to 37.9% in fiscal 1993. The reduction in the effective rate was primarily due to a reduction in the state tax provision for fiscal 1994.

CAPITAL RESOURCES AND LIQUIDITY

  Historical

     The primary sources of liquidity for Consolidated Stores over the past three fiscal years have been cash flow from operations and borrowings under available credit facilities. Net cash provided by operating activities over the last three fiscal years, as detailed in the consolidated statements of cash flows, was $29.4 million, $59.7 million and $29.4 million in fiscal 1995, 1994 and 1993, respectively. As necessary, Consolidated Stores supplemented cash provided from operations with borrowings under available credit facilities to fund new store expansion, seasonal inventory purchases, capital expenditure programs and a scheduled principal payment on senior debt of $15.0 million in fiscal 1995. The cash provided from operations over the past three fiscal years has been sufficient to allow Consolidated Stores to fully repay the outstanding balance of its credit agreements prior to its fiscal year end. Total debt as a percentage of total capitalization (total debt and stockholders' equity) was 8.2% at February 3, 1996, compared with 13.7% and 16.2% at each of the respective prior fiscal year ends. Working capital increased from $174.5 million at the end of fiscal 1993 to $253.9 million at the end of fiscal 1995 primarily as a result of increases in inventory associated with new store openings. Capital expenditures for the last three fiscal years were $48.1 million, $41.6 million and $46.0 million, respectively, and were used primarily to fund new store openings.



     At February 3, 1996, available committed credit facilities were $86.0 million under the Consolidated Stores' old $90.0 million revolving credit facility and old $50.0 million letter of credit facility. Seasonally, the revolving credit facility and letter of credit facility were increased to $110.0 million and $75.0 million, respectively. Additionally, $55.0 million of uncommitted credit facilities were available at February 3, 1996, subject to the terms of the old revolving credit facility. The Company replaced the old credit facilities and refinanced the entire amounts outstanding thereunder with borrowings under the new Revolving Credit Facility.


     The primary sources of liquidity for Kay-Bee have historically been cash flow from operations and borrowings from Melville. Net cash (used in) provided by operating activities was ($3.7) million, $73.2 million and $35.4 million in fiscal 1995, 1994 and 1993, respectively. Cash flow from operations in fiscal 1995 was negatively affected by lower earnings.

     Kay-Bee's capital expenditures for fiscal 1995, 1994 and 1993 were $46.0 million, $37.0 million and $33.7 million, respectively. Capital expenditures related primarily to new store openings and the remodeling, relocation and expansion of existing stores. In addition, Kay-Bee incurred significant capital expenditures in fiscal 1994 and 1993 in connection with the expansion of its warehouse/distribution centers and improvements in its information systems.

  Following the Acquisition

     Since the Acquisition, the Company's liquidity requirements consist primarily of working capital needs, capital expenditures and scheduled payments of principal and interest on its indebtedness. The Company has significantly increased cash requirements for debt service relating to the new Revolving Credit Facility and the Subordinated Notes.


     In connection with the Acquisition, the Company's principal operating subsidiary entered into the Revolving Credit Facility dated May 3, 1996 with a syndicate of financial institutions to provide the Company with senior bank financing in an aggregate principal amount of up to $600.0 million. The Revolving Credit Facility consists of a revolving loan facility (the "Revolver") with the amount available thereunder equal to $450.0 million and a letter of credit facility with up to $200.0 million available for the issuance of documentary and standby letters of credit. The Revolving Credit Facility has a maturity date of May 3, 1999. The Company borrowed approximately $360 million under the Revolver to finance the cash portion of the Acquisition, repay the existing senior debt and refinance the old credit facilities. The net proceeds from this Offering will be used to repay a portion of the borrowings incurred under the Revolving Credit Facility to finance the Acquisition.


     The Revolving Credit Facility contains a number of covenants, including, among others, covenants restricting the Company with respect to the incurrence of indebtedness, the ability to declare, pay or make dividends or other distributions in excess of prescribed levels, the creation of liens, the making of certain investments and loans, engaging in unrelated business, the consummation of certain transactions such as sales of substantial assets, mergers or consolidations and other transactions. The Company also is required to comply with certain financial tests and maintain certain financial ratios.


     On May 5, 1996, in connection with the Acquisition, the Company issued $100.0 million of Subordinated Notes to Melville. The Subordinated Notes mature in 2000 and bear interest at a rate of 7.0% per annum, payable semiannually. The Subordinated Notes are redeemable at the option of the Company, in whole or in part, after two years from their issuance, at a premium to their principal amount, plus accrued interest. The Indenture under which the Subordinated Notes were issued restricts the Company's ability to, among other things, incur indebtedness, merge, liquidate, pay dividends or make other restricted payments, engage in transactions with affiliates or enter into agreements containing payment restrictions affecting subsidiaries. The Indenture also contains provisions which, among other things, require that the Company, in the event of a Change in Control, or, in certain circumstances, an Asset Sale (each as defined in the Indenture), make an offer to purchase all or a specified amount of the Subordinated Notes at 101.0% or 100.0%, respectively, of the principal amount, plus accrued and unpaid interest through the purchase date.


     The Company is anticipating total capital expenditures in fiscal 1996 to be approximately $100 million to, among other uses, fund the opening of new stores, the completion of the expansion of the Columbus, Ohio distribution center and the purchase of hardware related to the Company's inventory management systems. The Company believes cash flow generated from future operations and the availability of borrowings under the Revolving Credit Facility will be sufficient to fund its capital expenditures and seasonal operating requirements for the foreseeable future.

SEASONALITY

     Consolidated Stores has historically experienced, and the Company expects to continue to experience, seasonal fluctuations with a significant percentage of its net sales and income being realized in the fourth fiscal quarter. The following table illustrates the seasonality in the net sales and operating income of Consolidated Stores and Kay-Bee.

                                                                     FISCAL 1995
                                                        -------------------------------------
                                                         FIRST    SECOND     THIRD    FOURTH
                                                        QUARTER   QUARTER   QUARTER   QUARTER
                                                        -------   -------   -------   -------
    Consolidated Stores
         Net sales as a percent of full year..........  19.3%     21.5%     23.6%       35.6%
         Operating income as a percent of full year...    5.3      14.0      17.2       63.5

    Kay-Bee
         Net sales as a percent of full year..........  15.6%     15.4%     16.7%       52.3%
         Operating income as a percent of full
           year(1)....................................     NM        NM        NM      100.0%

- ---------------
     NM -- Not meaningful.


     (1) Excludes both the $65.8 million restructuring and asset impairment charge to cover the closing of 52 underperforming stores and the write-down of impaired assets and the $25.8 million of inventory clearance markdowns.


     As a result of the Acquisition and the increase in the Company's retail toy operations, the Company expects to recognize an increasing amount of its net sales and income during the fourth fiscal quarter and to recognize operating losses during the other three fiscal quarters. In addition, the Company's quarterly results can be affected by the timing of store openings and closings, the amount of net sales contributed by new and existing stores and the timing of certain holidays.

                                    BUSINESS

INDUSTRY OVERVIEW


     Close-out retailing is a fast-growing segment of the U.S. retailing industry. Close-out retailers provide a valuable service to manufacturers by purchasing excess product that generally results from production overruns, package changes, discontinued products and returns. Close-out retailers also take advantage of generally lower prices in the off-season by buying and warehousing seasonal merchandise for future sale. As a result of these lower costs of goods sold, close-out retailers can offer merchandise at prices significantly lower than those offered by traditional retailers.


     Recent trends in the retail industry are favorable to close-out retailers. These trends include retailer consolidations and just-in-time inventory processes, which have resulted in a shift of inventory risk from retailers to manufacturers. In addition, in order to maintain their market share in an increasingly competitive environment, manufacturers are introducing new products and new packaging on a more frequent basis. The Company believes that these trends have helped make close-out retailers an integral part of manufacturers' overall distribution processes. As a result, manufacturers are increasingly looking for larger, more sophisticated close-out retailers, such as the Company, that can purchase larger quantities of merchandise and can control the distribution and advertising of specific products.

THE COMPANY


     The Company is the nation's largest close-out retailer with 1,906 stores located in all 50 states and Puerto Rico. The Company operates 750 retail close-out stores, primarily under the names Odd Lots/Big Lots, iTZADEAL! and All For One, in the midwestern, southern and mid-Atlantic regions of the United States, and 1,156 retail toy stores throughout the United States and Puerto Rico primarily under the names Kay-Bee Toys, Toy Works, The Amazing Toy Store and Toy Liquidators. Approximately 1,045 of the Toy Stores were acquired as of May 5, 1996 in the Acquisition of Kay-Bee from Melville.



     The Company's core close-out stores offer substantial savings on a wide variety of name-brand consumer products, including food items, health and beauty aids, electronics, housewares, tools, paint, lawn and garden, hardware, sporting goods, toys and softlines. In addition, these stores supplement their broad offering of items in core product categories with a changing mix of new merchandise and seasonal goods such as back-to-school and holiday merchandise. The Company's Toy Stores offer a broad variety of close-out toys, as well as in-line toys and traditional toy merchandise. The Company's close-out merchandise primarily consists of new, name-brand products obtained from manufacturers' excess inventories, which generally result from production overruns, package changes, discontinued products and returns.


     Over the past five fiscal years, Consolidated Stores has experienced substantial growth in net sales, operating profit and earnings per share. Net sales have increased from $771.5 million in fiscal 1991 to $1,512.3 million in fiscal 1995, a compound annual growth rate of 18.3%. This growth has been driven by new store openings and comparable store sales gains. Consolidated Stores has increased the number of its stores from 337 to 861 during this five-year period, while total retail selling space increased from approximately 7,000,000 square feet to approximately 12,000,000 square feet, a compound annual growth rate of approximately 14.4%. Merchandising improvements have increased average sales per square foot from approximately $109 in fiscal 1991 to approximately $127 in fiscal 1995. Comparable store sales increases were 5.6%, 4.3%, 1.8%, 3.5% and 4.3% in fiscal 1991, 1992, 1993, 1994 and 1995, respectively. Consolidated Stores also has achieved profitability improvements with operating margins increasing from 5.0% in fiscal 1991 to 7.4% in fiscal 1995 and earnings per share increasing from $.44 per share to $1.32 per share during such period.

     The Company was incorporated in Delaware in 1983. Its executive offices are located at 300 Phillipi Road, P.O. Box 28512, Columbus, Ohio 43228-0512, and its telephone number is (614) 278-6800.

ACQUISITION OF KAY-BEE


     As of May 5, 1996, Consolidated Stores acquired Kay-Bee for a purchase price of approximately $315 million (subject to post-closing adjustments), consisting of $215 million in cash and $100 million of Subordinated Notes issued to Melville. Kay-Bee operated 1,045 toy stores located in all 50 states and Puerto Rico primarily under the names Kay-Bee Toys and Toy Works. There are 918 Kay-Bee stores located in enclosed shopping malls and 127 located in strip shopping centers. The Company believes that Kay-Bee was the largest enclosed shopping mall-based toy retailer in the United States. On a pro forma basis, after giving effect to the Acquisition, the Company would have had net sales of $2,597.7 million in fiscal 1995. See "Acquisition of Kay-Bee Center, Inc."


     Consolidated Stores has been in the toy retailing business since its inception and has operated stand-alone toy stores since its purchase of Toy Liquidators in 1994. The Acquisition has allowed the Company to expand significantly its retail toy store business at a relatively low cost. In addition, as a result of the Acquisition, the Company will more than double its purchases of close-out toys and become the largest purchaser of close-out toys in the United States. The Company expects that this combined purchasing power will enhance its ability to source high-quality close-out toys for all of its stores at competitive prices. Furthermore, the Company intends to gradually increase the percentage of higher-margin close-out toys at the Kay-Bee stores acquired in the Acquisition in order to increase both the gross margins and the value offering to customers in such stores. The Company also intends to eliminate duplicative administrative expenses resulting from the Acquisition.


     Over the last several fiscal years, the management of Kay-Bee pursued a strategy of closing underperforming stores. In fiscal 1995, Kay-Bee incurred $65.8 million of restructuring and asset impairment charges to cover the closing of 52 underperforming stores and to write-down impaired assets. In addition, during December 1995, Kay-Bee undertook $25.8 million of inventory clearance markdowns in order to liquidate discontinued items and slower-moving merchandise. As a result, the Company does not anticipate it will incur any significant operating charges in connection with the Acquisition.

BUSINESS STRATEGY


     The Company's goal is to build upon its leadership position in close-out retailing, one of the fastest growing segments of the retailing industry, by expanding its market presence in its existing and in new markets. The Company has adopted a business strategy of pursuing growth by capitalizing on the following competitive strengths: (i) its ability to offer name-brand products at discounted prices; (ii) its purchasing expertise and strong buying relationships; (iii) its ability to lease low-cost store sites in strip shopping centers, enclosed shopping malls and outlet malls on favorable terms; (iv) its ability to efficiently warehouse and distribute large quantities of merchandise; and (v) its focus on cost control.


- - Offering Name-Brand Merchandise at Deeply Discounted Prices.

     As a retailer focused on close-out merchandise, the Company's goal is to provide budget-conscious consumers with a broad range of quality name-brand products at exceptional values. The Company purchases large quantities of name-brand close-out merchandise from manufacturers' excess inventories, which generally result from production overruns, package changes, discontinued products and returns. The Company also takes advantage of the availability of factory reconditioned products and lower priced, private-label merchandise in selected product categories in order to provide additional value to its customers. Primarily as a result of its strong supplier relationships and purchasing expertise, the Company offers substantial everyday savings on a wide variety of name-brand consumer products, including food items, health and beauty aids, electronics, housewares, tools, paint, lawn and garden, hardware, sporting goods, toys and softlines, typically offering merchandise at prices 15% to 35% below those offered by other discount retailers and up to 70% below those offered by traditional retailers. In addition, the Company supplements its broad offering of consumer items in core product categories with a changing mix of new merchandise, including seasonal goods, such as holiday and back-to-school merchandise.

- - Purchasing Expertise and Strong Buying Relationships.

     An integral part of the Company's business is the sourcing and purchasing of quality name-brand merchandise. The Company has built strong relationships with many name-brand manufacturers and has capitalized on its purchasing power in the close-out marketplace in order to source merchandise that provides exceptional value to customers. As the largest retailer of close-out merchandise in the United States, the Company generally has the ability to purchase all of a manufacturer's close-out merchandise in specific product categories and to control distribution in accordance with vendor instructions, thus providing a high level of service and convenience to these manufacturers. Furthermore, the Company's strong buying relationships and financial flexibility enable it to purchase merchandise off-season, typically at lower costs. The Company has relationships with, and regularly purchases merchandise from, over 2,000 vendors, which provides the Company with multiple sources for each product category. The Company has significantly expanded its vendor base over the past several fiscal years as a result of its size, credibility, financial strength and seasoned buying team.

- - Low Cost Site Selection.


     The Company has developed a real estate strategy emphasizing smaller-sized stores in strip shopping center locations in mid-sized cities and small towns. The Company believes its ability to obtain these sites on attractive terms has been enhanced by the ongoing consolidation in the retailing industry and the migration of many retailers to larger-sized stores. The Company seeks to enter into three- to five-year leases (with renewal options) that provide for low rents and generally strives to minimize the capital required to open a store. In addition to enhancing the Company's ability to provide value to its customers, this strategy has led to an attractive store level return on investment.


- - Efficient Warehouse/Distribution Operations.

     Since 1990, the Company has focused on increasing the efficiency and reducing the cost of its operations in order to improve profitability and enhance its competitive position. The Company believes it operates the largest retail warehouse/distribution center of its kind in the United States, which covers 2,884,100 square feet. The size of this facility enables the Company to store large quantities of merchandise purchased off-season at low prices for distribution to its stores at a later date. This highly automated facility uses bar code scanning and high-speed sortation systems to process and distribute large quantities of constantly changing merchandise in a timely and cost-efficient manner. In addition, the Company will begin implementing sophisticated new information systems in fiscal 1996 that will enable it to more effectively allocate and manage inventory by SKU. These systems are expected to improve comparable store sales and inventory turns and reduce the need to move merchandise between stores. The Company intends to continue to invest in its infrastructure in order to increase efficiency, reduce cost and support its expanding operations.

- - Focus on Cost Control.

     The Company maintains a disciplined approach to cost control in all aspects of its business including store expenses, corporate expenses, store leases, fixtures, leasehold improvements, distribution, transportation and inventory management. In addition to its low cost approach to store leasing and efficient warehousing and distribution methods, the Company has implemented numerous expense savings programs in areas such as store payroll, shrink control, accident prevention and other store-related expense categories.

GROWTH STRATEGY


     The Company believes that the combination of its strengths in merchandising, purchasing, site selection, distribution and cost-containment has made it a low-cost, value retailer well-positioned for future growth. The Company's growth strategy is to increase net sales and earnings through: (i) new store expansion; (ii) comparable store sales increases; (iii) the realization of synergies from the Acquisition; and (iv) selective acquisitions.


- - New Store Expansion.


     The Company intends to increase retail selling space by approximately 10% to 15% per fiscal year. Currently, the Company's stores are located primarily in the midwestern, southern and mid-Atlantic regions of the United States. Management believes that there are substantial opportunities to increase the store count in the Company's existing markets and that the southern region of the United States represents a near-term opportunity for filling in its existing markets.
     The Company has been able to operate profitably a large number of stores in relatively close proximity in markets with favorable demographics and suitable store sites. For example, the Company operates 105 of the total 541 Odd Lots/Big Lots stores in Ohio. In addition, the Company believes the southwestern and western areas of the United States have significant longer-term growth potential because the Company has few stores in these regions.

     Odd Lots/Big Lots. At the end of fiscal 1995, the Company operated 541 Odd Lots/Big Lots stores in 22 states. The Company believes there are significant opportunities to increase the store count in existing markets. The Company also expects significant opportunities for growth in new geographic regions of the United States, where the Company has few stores. In fiscal 1996, the Company expects to open 65 to 75 new Odd Lots/Big Lots stores (net of store closings).


     Toy Stores. The Company has a large presence in enclosed shopping malls with 918 toy stores under the name Kay-Bee Toys. In addition, the Company has 141 toy stores located in strip shopping centers primarily under the names Kay-Bee Toys, Toy Works and The Amazing Toy Store and 97 toy stores located in outlet malls under the name Toy Liquidators. The Company does not expect to significantly increase the number of enclosed shopping mall-based toy stores, but does plan to open 40 to 50 new toy stores (net of store closings) in strip shopping centers in fiscal 1996. These smaller strip shopping center stores strive to appeal to customers seeking value and the convenience not offered by toy superstores. The Company believes that the opening of toy stores in strip shopping centers has significant potential for growth over the next several years, particularly in the midwestern and southern regions of the United States. Also, in fiscal 1996, the Company plans to add 10 to 20 new Toy Liquidators stores (net of store closings) in outlet malls, where the Company is usually the only toy store.


     iTZADEAL! and All For One. The Company has 64 iTZADEAL! and 145 All For One stores operating in 18 states. The Company plans to appeal to the value-oriented shopper by opening approximately 10 iTZADEAL! stores in high-traffic strip shopping centers in fiscal 1996. The Company intends to close 15 to 20 enclosed shopping mall-based All For One stores as their leases expire in fiscal 1996 in order to focus more fully on the better growth opportunities provided by the iTZADEAL! stores.

- - Comparable Store Sales Increases.

     The Company continually seeks to increase comparable store sales and has undertaken several initiatives which it believes should positively affect comparable store sales over the next several years. The Company is seeking to attract new customers and gradually increase the size of its average transaction by introducing and expanding key merchandise categories such as toys, electronics (including telephones, answering machines and portable stereos) and furniture and gradually modifying its merchandise mix to include a greater percentage of items with higher average retail price points. In addition, the Company has recently introduced television advertising in certain markets. The Company intends to expand and refine its use of television advertising to increase awareness of its stores and to attract new and repeat customers. Furthermore, over the next two fiscal years, the Company will rollout an improved inventory management system that the Company expects will allow it to improve its process of allocating specific products to individual stores based on an item's sales performance and inventory levels.

- - Realization of Kay-Bee Acquisition Synergies.

     The Company believes there are several strategic benefits that can be achieved as a result of the Acquisition. With the Acquisition, the Company will more than double its purchases of close-out toys and become the largest purchaser of close-out toys in the United States. The Company expects that this increased purchasing power will enhance its ability to source high-quality close-out toys for all of its stores at competitive prices. In addition, the Company intends to (i) gradually increase the percentage of higher-margin close-out toys at the Kay-Bee stores in order to increase both gross margins and the value offered to customers in such stores and (ii) pursue the elimination of duplicative administrative expenses resulting from the Acquisition.

- - Selective Acquisitions.

     Consolidated Stores has grown, in part, through selective acquisitions, and the Company believes that the current consolidation of retailers may present opportunities for further strategic acquisitions. Although no additional acquisitions are currently being considered, the Company will continue to review acquisitions in the future as opportunities arise.

RETAIL OPERATIONS

  Odd Lots/Big Lots

     Odd Lots/Big Lots stores, which would have contributed approximately 49.5% of the Company's pro forma combined net sales in fiscal 1995, carry a wide variety of name-brand consumer products, including food items, health and beauty aids, electronics, housewares, tools, paint, lawn and garden, hardware, sporting goods, toys and softlines. Odd Lots/Big Lots also sell factory reconditioned products and lower-priced, private-label merchandise in selected product categories. These core categories of merchandise are carried on a continual basis, although the specific name-brands offered may change frequently. The Company also supplements its broad selection of consumer products in core product categories with seasonal goods and holiday merchandise.

     Nearly all of the Company's 541 Odd Lots/Big Lots stores are located in strip shopping centers. Presently, a majority of the Odd Lots/Big Lots stores are located in the midwestern, southern and mid-Atlantic regions of the United States. Individual stores range in size from 10,080 square feet to 81,193 square feet and average approximately 27,860 square feet. In selecting suitable new store locations, the Company generally seeks retail space between 22,000 square feet and 30,000 square feet in size. In fiscal 1995, the average cost to open a new Odd Lots/Big Lots store in a leased facility was $710,000, including inventory.

     The Company plans to open 65 to 75 new Odd Lots/Big Lots stores (net of store closings) during fiscal 1996, all of which will be leased. Because of their low operating costs, Odd Lots/Big Lots stores are generally profitable within their first full year of operation. Management regularly monitors all stores against established profitability standards and evaluates underperforming stores on an individual basis.

  Toy Stores


     The Company's Toy Stores, which would have contributed approximately 44.7% of the Company's pro forma combined net sales in fiscal 1995, are located in enclosed shopping malls, outlet malls and strip shopping centers. Kay-Bee Toys stores, which are generally located in enclosed shopping malls, carry a combination of in-line toys and close-out merchandise. Toy Liquidators stores, which are located in outlet malls, and The Amazing Toy Store and Toy Works stores, which are located in strip shopping centers, carry primarily close-out toys supplemented by selected in-line toys.


     The Company's 1,156 Toy Stores are located in enclosed shopping malls, outlet malls and strip shopping centers across the United States. Enclosed shopping mall-based stores range in size from 2,000 square feet to 8,035 square feet and average approximately 3,750 square feet. Outlet mall stores range in size from 3,500 square feet to 6,100 square feet and average approximately 4,723 square feet. Strip shopping center stores have historically ranged in size from 3,000 to 24,220 square feet, and the Company believes the average size of new strip shopping center stores will be approximately 6,000 square feet.

     During fiscal 1996, the Company plans to open 40 to 50 Toy Stores (net of store closings) in strip shopping centers and 10 to 20 Toy Stores (net of store closings) in outlet malls, all of which will be leased. In seeking suitable new store locations, the Company generally seeks retail space in both high-traffic strip shopping centers and outlet malls. In fiscal 1995, the average cost to open a new outlet mall store or strip shopping center store was $185,000, including inventory. The Company does not expect to increase significantly the number of enclosed shopping mall-based Toy Stores.

     In addition, Kay-Bee opened 34 temporary retail stores in enclosed shopping malls during the 1995 fall/winter holiday season. These temporary stores, which carried primarily close-out merchandise, were open for approximately six to eight weeks and allowed Kay-Bee to increase sales and profits during the peak holiday selling season by utilizing vacant store space obtained on favorable terms. The average size of the temporary stores was approximately 3,750 square feet.

 iTZADEAL! and All For One

     iTZADEAL! and All For One stores, which would have contributed approximately 4.1% of the Company's pro forma combined net sales in fiscal 1995, carry various core merchandise categories such as snack foods, health and beauty care products, greeting cards, toys, household cleaning products and housewares that are also available in Odd Lots/Big Lots stores. iTZADEAL! stores are located in strip shopping centers and offer a varying selection of merchandise at a range of prices generally under $10.00. All For One stores, located primarily in enclosed shopping malls, offer merchandise principally at the single price of $1.00.

     Of the Company's 209 iTZADEAL! and All For One stores, 115 are located in strip shopping centers and 94 are located in enclosed shopping malls. Most of the iTZADEAL! and All For One stores are located in the midwestern region of the United States. Individual stores range in size from 1,833 square feet to 10,889 square feet and average approximately 4,574 square feet. In seeking suitable new store locations, the Company generally seeks retail space in high-traffic strip shopping centers between 5,000 square feet and 8,000 square feet in size. In fiscal 1995, the average cost to open a new iTZADEAL! or All For One store was $160,000, including inventory.

     The Company plans to open approximately 10 new iTZADEAL! stores in strip shopping centers during fiscal 1996, all of which will be leased. In addition, the Company intends to close 15 to 20 enclosed shopping mall-based All For One stores as their leases expire in fiscal 1996 in order to focus more fully on the better growth opportunities provided by the iTZADEAL! stores.

ADVERTISING AND PROMOTION

     The Company uses a variety of marketing approaches to promote its stores to the public. These approaches vary by business, by market and by the time of year. The Company promotes grand openings of its stores through a variety of print and radio promotions. In general, the Company utilizes only those marketing methods that it believes provide an immediate and measurable return on investment. Historically, the Company's total advertising expense as a percent of total net sales has been approximately 3.0%.

 Odd Lots/Big Lots

     The Company's marketing program for its Odd Lots/Big Lots stores is designed to create an awareness of the broad range of quality, name-brand merchandise available at low prices. The Company utilizes a combination of weekly advertising circulars in all markets and television advertising in select markets. The Company currently distributes approximately 22 million four-page circulars 42 weeks out of the year. The method of distribution includes a combination of newspaper inserts and direct mail. These circulars are created in-house and are distributed regionally in order to take advantage of market differences caused by climate or other factors. The circulars generally feature 25 to 30 products that vary each week. The Company selects certain markets to run television promotions based upon factors unique to each market, including the number of stores, cost of local media and results of preliminary testing. The Company runs multiple 30-second television spots per week, each of which feature four to six highly recognizable, name-brand products. In-store promotions include periodic loudspeaker announcements featuring special bargains as well as humorous in-store signage to emphasize the significant values offered to the customer.

 Toy Stores

     Kay-Bee Toys stores have historically used a combination of a holiday promotion catalog as well as periodic in-store sales and store signs to promote their products. Advertising costs are generally below 3.0% of total net sales. Kay-Bee Toys stores receive the benefit of large amounts of customer traffic in enclosed shopping malls. Similarly, The Amazing Toy Store, Toy Liquidators and Toy Works stores have relied primarily on existing customer traffic and in-store signs to promote their products.

 iTZADEAL! and All For One

     iTZADEAL! and All For One stores rely primarily on customer traffic and in-store signs to attract shoppers to the stores.

PURCHASING

     An integral part of the Company's business is its ability to select and purchase quality close-out merchandise directly from manufacturers and other vendors at prices substantially below those paid by conventional retailers. The Company has a seasoned buying team with extensive purchasing experience, which has enabled the Company to develop successful long-term relationships with many of the largest and most recognized consumer-product manufacturers in the United States. As a result of these relationships and the Company's experience and reputation in the close-out industry, many manufacturers offer purchase opportunities to the Company prior to attempting to dispose of their merchandise through other channels. The Company regularly purchases manufacturers' excess inventories, which generally result from production overruns, package changes, discontinued products and returns. Due to its size, credibility and financial strength, the Company frequently purchases all or substantially all of a given manufacturer's close-out products, thus providing a superior level of service and convenience to its vendors. The Company supplements its traditional name-brand close-out purchases with a limited amount of program buys and private-label merchandise.


     The Company's merchandise is purchased from over 2,000 foreign and domestic suppliers providing the Company with multiple sources for each product category. In fiscal 1995, Consolidated Stores' top ten vendors accounted for 12% of total purchases with no one vendor accounting for more than 1.8%. Additionally, during fiscal 1995 the Company's top five toy vendors, on a pro forma combined basis, would have provided approximately 24% of the Company's toy merchandise. The Company purchases approximately 20% to 25% of its products directly from overseas suppliers including products such as seasonal items, toys, tools, housewares, giftware and novelties. See "Risk Factors -- Impact of Foreign Imports."


     As a result of the Acquisition, the Company will more than double its purchases of close-out toys and become the largest purchaser of close-out toys in the United States. The Company expects that this combined purchasing power will enhance its ability to source high-quality close-out toys for all of its stores at competitive prices. See "Risk Factors -- Purchasing of Suitable Merchandise."

WAREHOUSING AND DISTRIBUTION

     An important aspect of the Company's purchasing strategy involves its ability to warehouse and distribute merchandise quickly and efficiently. The Company's 2,884,100 square foot primary warehouse/distribution center, located in Columbus, Ohio, utilizes two high-speed tilt tray sortation systems with a combined output that currently exceeds 150,000 cartons per day. These systems include a fully automated warehouse management system that incorporates high-speed bar code scanning to efficiently sort and load high merchandise volumes for immediate store delivery. Typically, a retail store receives additional inventory once a week (usually within 24 hours of dispatch) via a dedicated trucking fleet and outside transportation companies.

     Another important part of the Company's purchasing strategy is its ability to buy large quantities of merchandise off-season at low prices. As a result, the Company must warehouse the merchandise until the appropriate season. Therefore, the Company maintains higher inventories than most conventional retailers.

     For its Kay-Bee Toys and Toy Works stores, the Company has four warehouse/distribution centers located in Arizona, Kentucky, Massachusetts and Pennsylvania, totaling 1,069,500 square feet. These warehouse/distribution centers use automated warehouse management systems that include bar code scanning and radio frequency technology to allow for high accuracy and efficient product processing from vendors to retail stores. The combined output of these warehouse/distribution centers currently averages over 53,000 cartons per day.

     The Company is constructing a new 810,000 square foot warehouse/distribution facility on its existing acreage in Columbus, Ohio, which is expected to be completed in June 1996. The Company is evaluating the addition of strategically placed warehouse/distribution facilities to facilitate its growth. Currently, the Company expects that it will add at least one warehouse/distribution center in the Southeast to supplement the Kay-Bee Toys and Toy Works warehouse/distribution system.


INFORMATION SYSTEMS

     The Company has continued to enhance its information systems to support growth and the operations of its business over the last five fiscal years. The Company's current systems incorporate fully integrated distribution, allocation, purchase order management, open-to-buy, point of sale and finance functions and represent a combination of externally purchased software packages as well as internally developed software. Current systems enable the Company to take advantage of operating efficiencies resulting from bar-code scanning and automated allocation.

     During fiscal 1996 and 1997, the Company will begin to rollout its next generation of inventory management systems. Upon completion, the new system will provide a number of features that the Company believes will improve inventory turns, decrease markdowns and lower operating expenses. These features include the ability to manage inventories on a micro-SKU basis as compared to its previous macro-SKU based system. Additionally, the new system will incorporate current inventory ownership by SKU by store when allocating merchandise, whereas the existing system allocates inventory based on sales potential without the benefit of store-owned inventory data.

     The Company has planned a multi-phased rollout for this system, allowing for thorough testing and review prior to start up. Initial implementation is planned for the smaller iTZADEAL! and All For One stores in fiscal 1996 while implementation for Odd Lots/Big Lots stores is currently scheduled for 1997.

OTHER OPERATIONS

     The Company also sells merchandise wholesale from its corporate office in Columbus, Ohio. The inventory consists almost entirely of merchandise obtained through the same or shared opportunistic purchases of the retail operation. Advertising of wholesale merchandise is conducted primarily at trade shows and by mailings to past and potential customers. Wholesale customers include a wide and varied range of major national and regional retailers, as well as smaller retailers, manufacturers, distributors and wholesalers.

ASSOCIATES

     At March 31, 1996, Consolidated Stores had 21,633 active associates comprised of 7,892 full-time and 13,741 part-time associates, and Kay-Bee had 8,996 active associates comprised of 3,329 full-time and 5,667 part-time associates. Approximately two-thirds of the associates employed by Consolidated Stores and Kay-Bee were employed on a part-time basis. Temporary associates hired during the fall/winter holiday selling season increased the number of associates to peaks of 27,962 and 18,499 for Consolidated Stores and Kay-Bee, respectively, during fiscal 1995. The relationship with associates is considered to be good, and the Company is not a party to any labor agreements.

PROPERTIES

  Corporate, Warehouse and Distribution

     The Company owns a 2,884,100 square foot office, warehouse/distribution facility located in Columbus, Ohio. Approximately 150,000 square feet of this facility is utilized as office space for corporate offices. The balance represents warehouse and distribution space. Warehousing and distribution is also conducted from leased locations principally located in central Ohio which total approximately 1,006,000 square feet. Substantially all the close-out merchandise sold by the Company is received at the Columbus warehouse/ distribution center and is processed for retail sale, as necessary, and distributed to the retail location or wholesale customer.

     Kay-Bee's executive offices occupy 113,400 square feet of leased space in Pittsfield, Massachusetts. Currently, the corporate offices are located in three separate office buildings which are all in close proximity to one another. The Company has warehouse/distribution centers in Glendale, Arizona; Danville, Kentucky; Pittsfield, Massachusetts; and Mount Pocono, Pennsylvania, occupying 367,000, 300,000, 254,000 and 148,500 square feet of space, respectively, where substantially all the toy merchandise sold by the Company's Kay-Bee Toys and Toy Works stores is received, processed and distributed. The Massachusetts and Arizona warehouse/distribution centers are owned by the Company while the Kentucky and Pennsylvania warehouse/distribution centers are leased. In addition to these locations, the Company leases additional temporary space at locations near the warehouse/distribution centers to store its expanded inventory.

  Stores


     All stores are in leased facilities. Store leases generally provide for fixed monthly rental payments plus the payment, in most cases, of real estate taxes, utilities, insurance and maintenance. The Kay-Bee Toys and Toy Works stores leases generally include mall advertising charges. In some locations, the leases provide formulas requiring the payment of a percentage of sales as additional rent. Such payments are generally only required when sales reach a specified level. The typical lease for the Company's close-out stores is for an initial term of three to five years with multiple, three- to five-year renewal options, while the typical lease for the Kay-Bee Toys and Toy Works stores is for an initial term of 10 years with various renewal options. The following tables set forth store lease expiration and state location information for existing store leases at February 3, 1996, including information for the Kay-Bee Toys and Toy Works stores as of May 5, 1996.


                                                                                   NUMBER OF LEASES EXPIRING WITHOUT
                                 NUMBER OF LEASES EXPIRING                                  RENEWAL OPTIONS
                         -----------------------------------------             -----------------------------------------
                                     ITZADEAL!                                             ITZADEAL!
        FISCAL           ODD LOTS/    AND ALL       TOY                        ODD LOTS/    AND ALL       TOY
         YEAR            BIG LOTS     FOR ONE     STORES     TOTAL             BIG LOTS     FOR ONE     STORES     TOTAL
- -----------------------  ---------   ---------   ---------   -----             ---------   ---------   ---------   -----
1996...................     102          25          160       287                 23          11         132        166
1997...................     112          87          194       393                 26          28         162        216
1998...................      79          31          174       284                 19          12         155        186
1999...................     113          24          145       282                 29          17         124        170
2000...................      95          24          152       271                 18           3         109        130
2001 and beyond........      40          18          331       389                 17          16         178        211
                            ---         ---      ---------   -----                ---          --         ---      -----
                            541         209        1,156     1,906                132          87         860      1,079
                         =========   =========== ========    =====             =========   =========== ========    =====

     The Company operates 1,906 retail stores located in all 50 states and Puerto Rico. The following store list shows the number and types of stores that the Company operates in each state and Puerto Rico.

                            ITZADEAL!                                                         ITZADEAL!
                ODD LOTS/    AND ALL       TOY                                    ODD LOTS/    AND ALL       TOY
                BIG LOTS     FOR ONE     STORES     TOTAL                         BIG LOTS     FOR ONE     STORES     TOTAL
                ---------   ---------   ---------   -----                         ---------   ---------   ---------   -----
Alabama.......      19          --          17        36      Nebraska.........       --           1           8         9
Alaska........      --          --           4         4      Nevada...........       --          --           5         5
Arizona.......      --          --          17        17      New Hampshire....       --          --           9         9
Arkansas......      --          --           8         8      New Jersey.......       --          --          36        36
California....      --          --         115       115      New Mexico.......       --          --           7         7
Colorado......      --           4          17        21      New York.........       10          --          84        94
Connecticut...      --          --          30        30      North Carolina...       25          --          32        57
Delaware......      --          --           4         4      North Dakota.....       --          --           4         4
Florida.......      56          18          60       134      Ohio.............      105          56          46       207
Georgia.......      33           1          27        61      Oklahoma.........       --          --          12        12
Hawaii........      --          --           8         8      Oregon...........       --          --           9         9
Idaho.........      --          --           7         7      Pennsylvania.....       22           9          60        91
Illinois......      20          23          42        85      Puerto Rico......       --          --          14        14
Indiana.......      36          19          29        84      Rhode Island.....       --          --           4         4
Iowa..........      --           6          10        16      South Carolina...       18          --          17        35
Kansas........       6          --           7        13      South Dakota.....       --          --           2         2
Kentucky......      28          17          13        58      Tennessee........       35           7          25        67
Louisiana.....       6          --          17        23      Texas............        6          --          71        77
Maine.........      --          --           8         8      Utah.............       --          --           8         8
Maryland......       3           2          36        41      Vermont..........       --          --           4         4
Massachusetts..     --          --          39        39      Virginia.........       24           8          43        75
Michigan......      34          23          38        95      Washington.......       --          --          24        24
Minnesota.....      --           4          12        16      West Virginia....       22           7          12        41
Mississippi...      10          --           8        18      Wisconsin........       10          --          21        31
Missouri......      13           3          20        36      Wyoming..........       --           1           3         4
Montana.......      --          --           3         3

                               ITZADEAL!
                   ODD LOTS/    AND ALL       TOY
                   BIG LOTS     FOR ONE     STORES     TOTAL
                   ---------   ---------   ---------   -----
Total Stores.....     541         209        1,156     1,906
Number of
 States and
 Puerto Rico.....      22          18           51        51

COMPETITION


     The retail industry is highly competitive. The Company's retail close-out stores compete with discount stores (such as Wal-Mart(R), KMart(R) and Target(R)), deep discount drugstore chains and other value-oriented specialty retailers. The Company's retail toy operations compete directly with local and regional enclosed shopping mall-based toy retailers, destination toy stores (such as Toys "R" Us(R)) and discount retailers with toy departments and indirectly with enclosed shopping mall-based retailers such as concept stores and theme-based stores that feature toys or toy-related merchandise. Certain of the Company's competitors have greater financial, distribution, marketing and other resources than the Company.


LEGAL PROCEEDINGS

     The Company is party to various legal proceedings arising from its ordinary course of operations and believes that the outcome of these proceedings, individually and in the aggregate, will be immaterial.

                      ACQUISITION OF KAY-BEE CENTER, INC.

     The following summary of the material provisions of the Stock Purchase Agreement is subject to, and is qualified in its entirety by reference to, all of the provisions of the Stock Purchase Agreement, including the definitions therein of certain terms.


     Pursuant to the Stock Purchase Agreement dated March 25, 1996, Consolidated Stores acquired from Melville all of the issued and outstanding common stock of Kay-Bee Center, Inc., a California corporation and a holding company for approximately 800 Kay-Bee subsidiaries, which operate approximately 1,045 retail toy stores. Consolidated Stores effected the Acquisition through KB Consolidated, Inc., a newly formed Ohio subsidiary of Consolidated Stores. The Acquisition was effective as of 12:01 a.m. on May 5, 1996.



     The purchase price for all of the Kay-Bee common stock was approximately $315 million, subject to a post-closing adjustment based on an audit of Kay-Bee's balance sheet as of May 4, 1996 (for purposes of the Stock Purchase Agreement, the "Closing Date"). Of this purchase price, $215 million was paid in cash and $100 million was financed by the Subordinated Notes issued by the Company to Melville. The purchase price was based on the estimated net book value of Kay-Bee as of December 31, 1995.


     The Stock Purchase Agreement provides for a dollar-for-dollar post-closing adjustment of the purchase price in the event that the final net book value of Kay-Bee as of the Closing Date differs from the estimated net book value of $323 million. Melville must provide an audited closing balance sheet of Kay-Bee as of the Closing Date setting forth the calculation of the final net book value to Consolidated Stores within 60 days of the Closing Date.

     Under the Stock Purchase Agreement, Melville made certain customary representations, warranties and covenants regarding, among other things, the capitalization, liabilities, operations, contracts, employees, employee benefit plans, litigation, environmental condition and financial statements of Kay-Bee and the corporate authority to consummate the Acquisition. With certain exceptions as discussed below, Melville's representations and warranties expire 18 months after the Closing Date. The representations and warranties relating to
(i) environmental matters will survive for three years after the Closing Date and (ii) tax matters and employee benefits will survive until the expiration of applicable statutes of limitations. Melville has agreed to indemnify Consolidated Stores and its affiliates against, among other things, losses arising from the breach of any warranty, covenant or agreement made by Melville which survives the Closing Date and any damages under the Worker Adjustment Retraining Notification Act for occurrences prior to the closing of the Stock Purchase Agreement. Claims against Melville for losses under the indemnities (other than for certain specified items including, fraud, retained litigation, taxes, certain lease obligations and certain obligations with respect to specified employee plans and benefits) for the breach of representations and warranties must aggregate 2% of the purchase price before claims can be made against Melville, and then Melville will only be liable for the excess over 1% of the purchase price. Melville's maximum exposure to liability pursuant to its indemnities is the purchase price, as adjusted.

                                   MANAGEMENT

     The following tables set forth certain information about the executive officers and directors of the Company.

EXECUTIVE OFFICERS

                                                                                        OFFICER
          NAME             AGE                        OFFICES HELD                       SINCE
- -------------------------  ---     ---------------------------------------------------  -------
William G. Kelley........  50      Chairman of the Board and Chief Executive Officer      1990
Michael L. Glazer........  48      President                                              1995
Albert J. Bell...........  36      Senior Vice President, Legal, Real Estate,
                                     Secretary and General Counsel                        1988
Michael J. Potter........  34      Senior Vice President and Chief Financial Officer      1991
James A. McGrady.........  45      Vice President and Treasurer                           1991
Mark D. Shapiro..........  36      Vice President and Controller                          1994
C. Matthew Hunnell.......  33      Senior Vice President-Merchandising                    1995
Charles Freidenberg......  50      Senior Vice President-Merchandising                    1995

BOARD OF DIRECTORS

                                                  PRINCIPAL OCCUPATION                  DIRECTOR
          NAME             AGE                   FOR THE PAST FIVE YEARS                 SINCE
- -------------------------  ---     ---------------------------------------------------  -------
William G. Kelley........  50      Chairman of the Board and Chief Executive
                                     Officer of the Company                               1990
Michael L. Glazer........  48      President of the Company; Former President,
                                     The Bombay Company (retail home furnishings);
                                     former Executive Vice President, The Bombay
                                     Company                                              1991
David T. Kollat..........  57      President and Founder, 22, Inc.
                                     (retail research and consulting)                     1990
Nathan P. Morton.........  47      President and Chief Executive Officer,
                                     Open Environment Corporation (software
                                     development)                                         1990
John L. Sisk.............  68      Retired, Chairman and Chief Executive Officer,
                                     Herman's World of Sporting Goods (retail stores)     1990
Dennis B. Tishkoff.......  53      President and Chief Executive Officer,
                                     Shoe Corporation of America (retail footwear)        1991
William A. Wickham.......  51      President, Chief Executive Officer,
                                     SBC Advertising (advertising and corporate
                                     communications agency)                               1992
Sheldon M. Berman........  55      Chairman, Macaroons, Inc.
                                     (consumer research and marketing services);
                                     former
                                     Chairman, President and founder, Shelly Berman
                                     Communicators (retail marketing and advertising)     1994


     Six meetings of the Board of Directors (the "Board") of Consolidated Stores were held during fiscal 1995. Each director attended at least 80% of the meetings of the Board, and the committees on which he served, during the period for which he served as a director during the fiscal year.


     The Board has an Audit Committee, a Compensation Committee and a Nominating Committee. Messrs. Tishkoff, Sisk and Wickham are the members of the Audit Committee, which monitors the activities of the Company's independent auditors and its internal audit functions. The Audit Committee met three times during fiscal 1995. Messrs. Kollat, Sisk and Tishkoff are the members of the Compensation Committee, which administers the Company's stock option plans and advises the Board with respect to compensation matters. The Compensation Committee met three times during fiscal 1995. Messrs. Berman, Kelley, Kollat and Morton are the members of the Nominating Committee, which is responsible for interviewing and nominating candidates for election as directors of the Company. The Nominating Committee did not meet during fiscal 1995. The Nominating Committee will not consider nominees recommended by security holders.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company currently consists of 90,000,000 shares of Common Stock, par value $.01 per share, 8,000,000 shares of Non-Voting Common Stock, par value $.01 per share ("Non-Voting Common Stock"), and 2,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock"), of which 600,000 shares have been designated as Series A Junior Participating Preferred Stock. On February 3, 1996, 47,775,958 shares of Common Stock were outstanding and held by 1,377 holders of record, and no shares of Non-Voting Common Stock or Preferred Stock were outstanding.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of stockholders. Such holders do not have the right to cumulate their votes in the election of directors. Holders of Common Stock have no redemption or conversion rights and no preemptive or other rights to subscribe for securities of the Company. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share equally and ratably in all of the assets remaining, if any, after satisfaction of all debts and liabilities of the Company and the preferential rights of any series of Preferred Stock then outstanding. The shares of Common Stock outstanding are, and all shares of Common Stock to be outstanding upon consummation of this Offering will be, fully paid and non-assessable.

     Holders of Common Stock have an equal and ratable right to receive dividends, when, as and if declared by the Board of Directors out of funds legally available therefor and only after payment of, or provision for, full dividends on all outstanding shares of any series of Preferred Stock and after the Company has made provision for any required sinking or purchase funds for series of Preferred Stock. See "Price Range of Common Stock."

     Shares of the Non-Voting Common Stock are convertible, upon a public offering or public sale by the holder, into the Common Stock on a one-for-one basis provided that as a result of the conversion the holder and its affiliates do not, directly or indirectly, own, control or possess the power to vote more securities issued by the Company than such holder is permitted to own, control or possess under any applicable law or governmental regulation.

PREFERRED STOCK

     Preferred Stock may be issued, from time to time in one or more series, and the Board, without further approval of the stockholders, is authorized to fix the dividend rights and terms, redemption rights and terms, liquidation preferences, conversion rights, voting rights and sinking fund provisions applicable to each such series of Preferred Stock. If the Company issues a series of Preferred Stock in the future that has voting rights or preference over the Common Stock with respect to the payment of dividends and upon the Company's liquidation, dissolution or winding up, the rights of the holders of the Common Stock offered hereby may be adversely affected. Preferred Stock may be issued in the future in connection with acquisitions, financings or other such matters as the Board deems to be appropriate. Without stockholder approval, the Board, within the bounds of and subject to federal securities laws and Delaware law, could authorize the issuance of Preferred Stock which may have the effect of making a takeover of the Company unpalatable to potential bidders for the hostile acquisition of the Company.

STOCKHOLDERS' RIGHTS AGREEMENT


     On April 18, 1989, the Board of Consolidated Stores declared a dividend distribution of one right (a "Right") for each outstanding share of Common Stock to stockholders of record at the close of business on April 24, 1989. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Stock at a purchase price of $35 per Unit (the "Purchase Price"), subject to adjustment.


     The Rights will separate from the Common Stock and a distribution date (the "Distribution Date") will occur upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons other than the Company and its subsidiaries or benefit plans (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of the Common Stock (the "Stock Acquisition Date") or (ii) ten business days (or such later date as may be determined by the Company's Board) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of the Common Stock.


     Until the Distribution Date, (i) the Rights will be evidenced by the certificates of the Common Stock and will be transferred with and only with such certificates, (ii) new Common Stock certificates issued after April 24, 1989 will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender or transfer of any certificates of the Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.


     The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 18, 1999, unless earlier redeemed by the Company.

     In the event that a person becomes the beneficial owner of 20% or more of the then outstanding shares of the Common Stock (except pursuant to a tender offer or exchange offer for all outstanding shares of Common Stock at a price and on terms determined by at least a majority of the Board who are not officers of the Company or representatives of an Acquiring Person to be (i) at a price which is fair to the Company's stockholders and (ii) otherwise in the best interests of the Company and its stockholders), each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of either of the events set forth above until such time as the Rights are no longer redeemable by the Company.


     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than mergers which follow certain types of offers) or (ii) more than 50% of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except voided Rights) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. In the event that Rights cannot be exercised for common stock of the acquiring company as set forth above, holders of Rights will be entitled to put the Rights to the Acquiring Person for cash equal to the Purchase Price.



     The Purchase Price payable, and the number of Units of the Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for the Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).



     In general, at any time until the close of business on the tenth business day following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right

(payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

CHANGE OF CONTROL

     Section 203 of the Delaware General Corporation Law generally prohibits a public Delaware corporation, including the Company, from engaging in a Business Combination (as defined herein) with an Interested Stockholder (as defined herein) for a period of three years after the date of the transaction in which an Interested Stockholder became such, unless: (i) the board of directors of the corporation approved, prior to the date the Interested Stockholder became such, either such Business Combination or such transaction; (ii) upon consummation of such transaction, the Interested Stockholder owns at least 85% of the voting shares of such corporation (excluding specified shares); or (iii) the Business Combination is approved by the board of directors of the corporation and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least 66 2/3% of the outstanding voting shares of the corporation (excluding shares held by the Interested Stockholder). A "Business Combination" includes (i) mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an Interested Stockholder, (ii) certain transactions resulting in the issuance or transfer to an Interested Stockholder of any stock of such corporation or its subsidiaries and (iii) other transactions resulting in a disproportionate financial benefit to an Interested Stockholder. An "Interested Stockholder" is a person who, together with its affiliates and associates, owns (or within a three-year period did own) 15% or more of a corporation's stock entitled to vote generally in the election of directors.


SHARES ELIGIBLE FOR FUTURE SALE



     Upon consummation of this Offering, the Company will have outstanding 51,275,958 shares of Common Stock, of which 51,165,958 shares will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), including the 3,500,000 shares offered hereby. The other outstanding shares of Common Stock will be "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act and may only be sold pursuant to a registration statement under the Securities Act or an applicable exemption from registration pursuant to Rule 144 promulgated thereunder. In connection with the Offering, the Company has agreed that, during a period of 150 days from the date of this Prospectus, it will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any share of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction described in clause (i) or
(ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise except for (a) shares of Common Stock to be issued in the Offering, (b) any shares of Common Stock issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in this Prospectus or (c) any shares of Common Stock issued or options to purchase Common Stock granted pursuant to the Consolidated Stores Corporation 1996 Performance Incentive Plan, Restricted Stock Plan or Director Stock Option Plan. In addition, certain officers and directors of the Company who own Common Stock have agreed that during a period of 150 days from the date of this Prospectus, such holders will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and subject to certain exceptions, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whenever acquired, or with respect to which such holders acquire the power of disposition, or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise. Upon expiration of such 150-day period, the Company and such holders will be able to sell all or a portion of their shares and the Company will be able to issue shares, in each case in accordance with applicable securities law, including, in the case of public sales, volume, manner of sale and other limitations under Rule 144. Sales or the expectation of sales of a substantial number of shares of Common Stock in the public market could adversely affect the prevailing market price for the Common Stock. See "Price Range of Common Stock."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is National City
Bank.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement"), the Company has agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Montgomery Securities and McDonald & Company Securities, Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company the aggregate number of shares of Common Stock set forth opposite its name below. In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the shares of Common Stock offered hereby, if any are purchased. In the event of default by an Underwriter, the Purchase Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Purchase Agreement may be terminated.

                                                                              NUMBER OF
                                        UNDERWRITER                            SHARES
                                                                              ---------
     Merrill Lynch, Pierce, Fenner & Smith
                  Incorporated............................................
     Montgomery Securities................................................
     McDonald & Company Securities, Inc. .................................

                                                                              ---------
                  Total...................................................    3,500,000
                                                                              ==========

     The Representatives have advised the Company that the Underwriters propose initially to offer the Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at
such price less a concession not in excess of $     per share. The Underwriters
may allow, and such dealers may reallow, a discount not in excess of $     per
share on sales to certain other dealers. After the Offering, the public offering price, concession and discount may be changed.

     The Company has granted the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to 525,000 additional shares of Common Stock solely to cover over-allotments, if any, at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of such shares that the number of shares of Common Stock to be purchased by it shown in the foregoing table bears to the total number of shares initially offered to the Underwriters hereby.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     In connection with the Offering, the Company has agreed that, during a period of 150 days from the date of this Prospectus, it will not, without the prior written consent of Merrill Lynch, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any share of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise except for (a) shares of Common Stock to be issued in the Offering,
(b) any shares of Common Stock issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in this Prospectus or (c) any shares of Common Stock issued or options to purchase Common Stock granted pursuant to the Consolidated Stores Corporation 1996 Performance Incentive Plan, Restricted Stock Plan or Director Stock Option Plan. In addition, certain officers and directors of the Company who own Common Stock have agreed that during a period of 150 days from the date of this Prospectus, such holders will not, without the prior written consent of Merrill Lynch and subject to certain exceptions, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whenever acquired, or with respect to which such holders acquire the power of disposition, or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.


     Merrill Lynch, from time to time, performs investment banking and other financial services for the Company for which it receives customary fees. In connection with the Acquisition, Merrill Lynch provided the Company with a bridge loan facility that has not been utilized and for which it received customary fees.

                                 LEGAL MATTERS

     The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Benesch, Friedlander, Coplan & Aronoff P.L.L., Cleveland, Ohio. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

     The financial statements of Consolidated Stores Corporation as of February 3, 1996 and January 28, 1995 and for each of the three fiscal years ended February 3, 1996, January 28, 1995 and January 29, 1994, respectively, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Kay-Bee Center, Inc. as of December 31, 1995, 1994 and 1993 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been audited by KPMG Peat Marwick LLP, independent auditors, as indicated in its report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits thereto, copies of which are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the offices of the Commission. Statements contained in this Prospectus or in any document incorporated in this Prospectus by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Commission. Copies of reports, proxy and information statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judicial Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048 and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the NYSE, and reports, proxy and information statements and other information concerning the Company may also be inspected at the offices of the NYSE located at 20 Broad Street, New York, New York 10005.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


     The following documents, filed with or furnished to the Commission, and the information included therein, are incorporated herein by reference and shall be deemed a part hereof: (i) the Company's Annual Report on Form 10-K for the fiscal year ending February 3, 1996 filed May 3, 1996, (ii) the Company's Form 8-K filed April 9, 1996, (iii) the Company's Form 8-K filed May 6, 1996 and (iv) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this Offering. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


     The Company hereby undertakes to provide, without charge, to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents referred to above that have been incorporated in this Prospectus by reference, other than exhibits to such documents that are incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Requests should be directed to Michael J. Potter, Senior Vice President and Chief Financial Officer, 300 Phillipi Road, P.O. Box 28512, Columbus, Ohio 43228-0512, telephone (614) 278-6800. Persons requesting copies of exhibits that were not specifically incorporated by reference in such documents will be charged the costs of reproduction and mailing.

                CONSOLIDATED STORES CORPORATION AND SUBSIDIARIES
                     KAY-BEE CENTER, INC. AND SUBSIDIARIES

            INDEX TO PRO FORMA FINANCIAL INFORMATION AND HISTORICAL
                              FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        -----
PRO FORMA COMBINED FINANCIAL INFORMATION............................................      P-2
Pro Forma Combined Statement of Earnings (Unaudited)................................      P-3
Pro Forma Combined Balance Sheet (Unaudited)........................................      P-5
CONSOLIDATED STORES CORPORATION AND SUBSIDIARIES FINANCIAL STATEMENTS
Independent Auditors' Report........................................................      F-1
Consolidated Balance Sheets as of February 3, 1996 and January 28, 1995.............      F-2
Consolidated Statements of Earnings for the years ended February 3, 1996, January
  28, 1995 and January 29, 1994.....................................................      F-3
Consolidated Statements of Stockholders' Equity for the years ended February 3,
  1996, January 28, 1995 and January 29, 1994.......................................      F-4
Consolidated Statements of Cash flows for the years ended February 3, 1996, January
  28, 1995 and January 29, 1994.....................................................      F-5
Notes to Consolidated Financial Statements..........................................      F-6
Selected Quarterly Financial Data for the years ended February 3, 1996 and January
  28, 1995..........................................................................     F-15
KAY-BEE CENTER, INC. AND SUBSIDIARIES FINANCIAL STATEMENTS
Independent Auditors' Report........................................................     F-17
Consolidated Balance Sheets as of December 31, 1995, 1994 and 1993..................     F-18
Consolidated Statements of Operations for the years ended December 31, 1995, 1994
  and 1993..........................................................................     F-19
Consolidated Statements of Shareholder's Equity for the years ended December 31,
  1995, 1994
  and 1993..........................................................................     F-20
Consolidated Statements of Cash Flows for the years ended December 31, 1995, 1994
  and 1993..........................................................................     F-21
Notes to Consolidated Financial Statements..........................................     F-22

                CONSOLIDATED STORES CORPORATION AND SUBSIDIARIES
                     KAY-BEE CENTER, INC. AND SUBSIDIARIES

              PRO FORMA COMBINED FINANCIAL INFORMATION (UNAUDITED)


     As of May 5, 1996, Consolidated Stores acquired Kay-Bee for a purchase price of approximately $315 million. The purchase price consisted of $215 million of cash and $100 million of Subordinated Notes. The proceeds from the Offering will be used to repay a portion of the borrowings incurred under the Revolving Credit Facility to finance the Acquisition.


     The unaudited pro forma combined financial information gives effect to the Acquisition and the financing thereof, including the issuance of the Subordinated Notes and the borrowings under the Revolving Credit Facility, and the Offering and the application of the net proceeds therefrom as if they had occurred on January 29, 1995 for purposes of the unaudited pro forma combined statement of earnings and as of February 3, 1996 for purposes of the unaudited pro forma combined balance sheet. The pro forma adjustments that have been applied to the audited financial statements of Kay-Bee account for the Acquisition as a purchase.


     The pro forma purchase price for the Acquisition was determined based on the book value as of December 31, 1995 of the Kay-Bee net assets acquired. The actual purchase price as of May 5, 1996 was higher based primarily on the increase in seasonal working capital at Kay-Bee for the period from January 1, 1996 to May 4, 1996. This increase in working capital and the borrowings that would be attributable thereto are not reflected in the unaudited pro forma combined financial information. Accordingly, the unaudited pro forma combined financial information reflects a lower purchase price and lower outstanding borrowings under the Revolving Credit Facility.


     The unaudited pro forma combined financial information has been prepared on the basis of assumptions described in the notes thereto and includes assumptions relating to the allocation of the consideration paid for the assets and liabilities of Kay-Bee based on preliminary estimates of their fair value. The actual allocation of such consideration may differ from that reflected in the unaudited pro forma combined financial information after valuations and other procedures to be performed after the closing of the Acquisition have been completed. The estimated values of the assets and liabilities at the time of the Acquisition also could vary from the amounts as of December 31, 1995. The Company, however, does not expect that the effect of any differences will be material. In addition, the proceeds from the Offering, the interest rate on, and the amount of, borrowings under the Revolving Credit Facility and the fees and expenses with respect to the Acquisition and the Offering are assumed solely for the purpose of presenting the unaudited pro forma combined financial information set forth below. The actual proceeds from the Offering, the actual interest rate on, and the amount of, borrowings under the Revolving Credit Facility and actual fees and expenses may differ from the assumptions set forth below. In the opinion of management of the Company, all adjustments necessary to present fairly such unaudited pro forma combined financial information have been made based on the proposed terms and structure of the Acquisition.

     This unaudited pro forma financial information is not necessarily indicative of what actual results would have been had the Acquisition occurred at the dates indicated nor do they purport to project the future financial position or the results of future operations of the Company.

     This unaudited pro forma financial information should be read in conjunction with the accompanying notes and the audited financial statements, including the notes thereto, of the Company and Kay-Bee, respectively, included elsewhere in this Prospectus.

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                CONSOLIDATED STORES CORPORATION AND SUBSIDIARIES
                     KAY-BEE CENTER, INC. AND SUBSIDIARIES

              PRO FORMA COMBINED STATEMENT OF EARNINGS (UNAUDITED)

                       FISCAL YEAR ENDED FEBRUARY 3, 1996

     The pro forma combined statement of earnings data has been prepared by combining the consolidated statements of earnings of Consolidated Stores for the fiscal year ended February 3, 1996 with the consolidated statements of operations of Kay-Bee for the fiscal year ended December 31, 1995 and gives effect to the pro forma adjustments as described in the notes hereto.

                                        CONSOLIDATED
                                           STORES         KAY-BEE       ADJUSTMENTS     PRO FORMA
                                        ------------     ----------     -----------     ----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.............................   $1,512,299      $1,077,297      $   8,125(2)   $2,597,721
Costs and expenses:
  Cost of sales.......................      868,139         695,987(1)       4,763(2)    1,550,202
                                                                             1,600(7)
                                                                           (20,287)(7)
  Selling and administrative
     expenses.........................      532,158         363,514            343(2)      914,555
                                                                             2,581(5)
                                                                            (6,553)(6)
                                                                             2,225(7)
                                                                            20,287(7)
  Restructuring and asset impairment
   charges............................           --          65,816        (65,816)(3)          --
  Interest expense....................        8,036           5,335          4,310(4)       17,681
  Other expense.......................        1,706              --             --           1,706
                                        ------------     ----------     -----------     ----------
     Total costs and expenses.........    1,410,039       1,130,652        (56,547)      2,484,144
                                        ------------     ----------     -----------     ----------
Earnings (loss) before income taxes
 and cumulative effect of accounting
 change...............................      102,260         (53,355)        64,672         113,577
Income taxes (benefit)................       37,854          (3,102)         7,271(8)       42,023
                                        ------------     ----------     -----------     ----------
     Earnings (loss) before cumulative
      effect of accounting change.....       64,406         (50,253)        57,401          71,554
Cumulative effect of change in
 accounting principle, net............           --             711           (711)             --
                                        ------------     ----------     -----------     ----------
     Net earnings (loss)..............   $   64,406      $  (50,964)     $  58,112      $   71,554
                                        ===========       =========     ===========      =========
Earnings per common and common
 equivalent share of stock............   $     1.32                                     $     1.37
                                        ===========                                      =========
Weighted average common and common
 equivalent shares outstanding........       48,903                          3,500(9)       52,403
                                        ===========                     ===========      =========

- ---------------

(1) Kay-Bee's historical cost of sales includes an inventory clearance markdown of $25.8 million that was taken during December 1995 in order to liquidate discontinued items and slower-moving merchandise. No pro forma adjustment has been taken for this markdown charge.

(2) Reflects (a) the elimination of the operating results of certain Kay-Bee stores that operated in fiscal 1995 but were not acquired by Consolidated Stores and (b) the inclusion of the operating results of certain Kay-Bee stores acquired by Consolidated Stores that operated in fiscal 1995 but were treated by Kay-Bee as stores excluded from operations. The Company intends to keep these acquired Kay-Bee stores in operation after the Acquisition.

(3) Reflects the reversal of one-time non-recurring $65.8 million restructuring and asset impairment charges that were incurred by Kay-Bee in fiscal 1995. This charge included a $45.9 million charge to write-off the remaining balance of goodwill resulting from Melville's original acquisition of Kay-Bee, as well as to provide for (a) the estimated lease settlement costs for stores to be closed, (b) the cost to close and relocate one of Kay-Bee's warehouse/distribution centers, (c) severance costs for store closures and
    (d) the write-down of fixed assets. The remainder of the charge was a charge of $19.9 million to write-down the carrying value of long-lived assets in connection with the adoption of Statement of Financial Accounting Standards No. 121. See note 2 to the audited financial statements of Kay-Bee.

(4) Represents the additional interest expense for the fiscal year ended February 3, 1996 that would have been incurred had the Acquisition and the Offering taken place on January 29, 1995, assuming an interest rate of 6.3% per annum for borrowings under the Revolving Credit Facility and 7% per annum for the Subordinated Notes, net of the interest reduction resulting from the early extinguishment of the Company's 10 1/2% senior notes. A change of 1/4% in the interest rate payable on the outstanding balance under the Revolving Credit Facility would change annual interest expense by approximately $.4 million before the effect of income taxes.

(5) Reflects adjustments to depreciation and amortization based on the preliminary purchase accounting allocation related to property and equipment purchased in the Acquisition.

(6) Reflects the elimination of the amortization of goodwill and other intangible assets expensed during fiscal 1995 by Kay-Bee. The goodwill resulted from Melville's original acquisition of Kay-Bee and was written-off by Kay-Bee at the end of fiscal 1995. See note 2 to the audited financial statements of Kay-Bee and note 3 above.

(7) Reflects adjustments to conform the accounting practices of Kay-Bee to those of Consolidated Stores, as follows:

               Increase in costs of sales to reflect additional freight expense that Kay- Bee had capitalized.................................  $ 1,600
               Increase in selling and administrative expense to reflect
                 additional store supplies expense that Kay-Bee had
                 capitalized...................................................    2,225
               Reclassification of buying and warehousing costs from cost of
                 sales to selling and administrative expenses..................   20,287

(8) Adjustment to reflect income tax effects assuming a combined state and federal statutory income tax rate of 37%.

(9) Adjustment to reflect the issuance of 3.5 million shares of Common Stock in this Offering.

                CONSOLIDATED STORES CORPORATION AND SUBSIDIARIES
                     KAY-BEE CENTER, INC. AND SUBSIDIARIES

                  PRO FORMA COMBINED BALANCE SHEET (UNAUDITED)

                             AS OF FEBRUARY 3, 1996

     The pro forma combined balance sheet as of February 3, 1996 has been prepared by combining the balance sheet of Consolidated Stores as of February 3, 1996 with the balance sheet of Kay-Bee as of December 31, 1995 and gives effect to the pro forma adjustments as described in the notes hereto.


                                                                 NET ASSETS
                                  CONSOLIDATED                       NOT
                                     STORES        KAY-BEE       ACQUIRED(1)      ADJUSTMENTS     PRO FORMA
                                  ------------     --------     -------------     -----------     ----------
                                                                (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents...      $ 12,999       $ 16,523                                       $   29,522
  Accounts receivable.........         8,957          4,523                                           13,480
  Due from parent.............                       75,934       $ (75,934)                              --
  Inventories.................       388,346        198,765           1,364        $  (7,749)(2)     580,726
  Prepaid expenses............        18,265         30,654         (13,857)          (4,341)(2)      30,721
  Deferred income taxes.......        23,449             --                                           23,449
                                  ------------     --------     -------------     -----------     ----------
     Total current assets.....       452,016        326,399         (88,427)         (12,090)        677,898
Property and equipment, net...       177,323        151,781                           12,420(2)      341,524
Other assets..................        10,476          4,036            (206)          (3,830)(2)      10,476
                                  ------------     --------     -------------     -----------     ----------
       Total assets...........      $639,815       $482,216       $ (88,633)       $  (3,500)(3)  $1,029,898
                                  ===========      ========     ==============    ===========      =========
LIABILITIES AND
  STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable............      $129,223       $110,428                                       $  239,651
  Accrued liabilities.........        41,519         76,889       $ (11,226)       $   7,241(4)      114,423
  Income taxes................        17,416             --                                           17,416
  Current maturities of long-
   term obligation............        10,000            263                          (10,000)(5)         263
                                  ------------     --------     -------------     -----------     ----------
     Total current
       liabilities............       198,158        187,580         (11,226)          (2,759)        371,753
Long-term obligations.........        25,000          7,908                           89,607(5)      122,515
Capital lease obligations.....            --          3,714                                            3,714
Deferred income taxes.........        19,879          3,497          (3,497)                          19,879
Other noncurrent
  liabilities.................         7,214          5,031          (5,031)                           7,214
Stockholders' equity..........       389,564        274,486         (68,879)         (90,348)(6)     504,823
                                  ------------     --------     -------------     -----------     ----------
       Total liabilities
          and stockholders'
          equity..............      $639,815       $482,216       $ (88,633)       $  (3,500)(3)  $1,029,898
                                  ===========      ========     ==============    ===========      =========

- ---------------

(1) Reflects the elimination of assets not acquired and liabilities not assumed pursuant to the Stock Purchase Agreement as follows:

        Intercompany note receivable from Melville........................  $(75,934)
        Inventory adjustments.............................................     1,364
        Prepaid expenses (Kay-Bee deferred and prepaid income taxes)......   (13,857)
        Other assets......................................................      (206)
        Accrued liabilities, such as taxes, benefits
          and remaining insurance reserves................................    11,226
        Deferred income taxes.............................................     3,497
        Other noncurrent liabilities......................................     5,031
        Equity of Melville in the assets of Kay-Bee not acquired..........    68,879

(2) Reflects pro forma adjustments including those to allocate purchase price and those to conform the accounting practices of Kay-Bee to those of Consolidated Stores, as follows:

        Decrease in inventory resulting from elimination of capitalized freight costs and other.........................................  $ (7,749)
        Decrease in prepaid expenses resulting from elimination of
          capitalized store supply costs..................................    (4,341)
        Increase in property and equipment................................    12,420
        Decrease in other assets from elimination of favorable leases.....    (3,830)
                                                                            --------
        Adjustments to net assets.........................................  $ (3,500)
                                                                            ========

(3) The Acquisition will be accounted for as a purchase pursuant to APB Opinion No. 16, "Business Combinations." The purchase cost will be allocated to the assets and liabilities of Kay-Bee based on their fair values. Such allocations are subject to final determination based on valuations and other studies to be performed prior to the closing of the Acquisition. The final values may differ from those set forth below.

        Purchase Cost:
             Cash..................................................  $ 97,607
             Subordinated Notes....................................   100,000
             Estimated Acquisition fees and expenses...............     4,500    $202,107
                                                                     --------
        Estimated Book Value:
             Melville's equity in Kay-Bee..........................  $274,486
             Net assets not acquired...............................   (68,879)    205,607
                                                                     --------
        Purchase Cost Below Estimated Book Value...................                 3,500
        Adjustments to Net Assets (See note 2 above)...............                (3,500)
                                                                                 --------
                                                                                 $    -0-
                                                                                 ========

(4) Reflects adjustments to accrued liabilities as follows:

         Accrual for Acquisition fees and expenses............................  $  4,500
         Accrual for prepayment premium relating to senior notes, net of
           tax................................................................     1,890
         Accrual for financing costs, net of tax..............................       851
                                                                                --------
                                                                                $  7,241
                                                                                ========

(5) Reflects the incurrence of indebtedness to finance the Acquisition and proceeds from the Offering:


        Repayment of current portion of senior notes......................  $(10,000)
                                                                            ========
        Proceeds from borrowings under Revolving Credit Facility..........   132,607
        Proceeds from issuance of Subordinated Notes......................   100,000
        Repayment of senior notes.........................................   (25,000)
        Net proceeds from issuance of Common Stock in this Offering at an assumed public offering price of $35.50 per share...............  (118,000)
                                                                            --------
                                                                            $ 89,607
                                                                            ========


(6) Reflects the elimination of Kay-Bee equity and the issuance of Common Stock in the Offering as follows:


        Elimination of Kay-Bee equity....................................  $(205,607)
        Net proceeds from issuance of Common Stock in the Offering at an
          assumed public offering price of $35.50 per share..............    118,000
        Charge for financing costs and extraordinary charge relating to
          prepayment of senior notes, net of tax.........................     (2,741)
                                                                           ---------
                                                                           $ (90,348)
                                                                           =========

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Consolidated Stores Corporation:

     We have audited the accompanying consolidated balance sheets of CONSOLIDATED STORES CORPORATION and subsidiaries as of February 3, 1996, and January 28, 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three fiscal years in the period ended February 3, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of CONSOLIDATED STORES CORPORATION and subsidiaries at February 3, 1996, and January 28, 1995, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended February 3, 1996, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Dayton, Ohio
February 26, 1996
(March 25, 1996, as to Note on Proposed Acquisition)

                CONSOLIDATED STORES CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                          AS OF FISCAL YEAR ENDED
                                                                        ---------------------------
                                                                        FEBRUARY 3,     JANUARY 28,
                                                                           1996            1995
                                                                        -----------     -----------
                                  ASSETS
Current Assets:
  Cash and cash equivalents...........................................   $  12,999       $  40,356
  Accounts receivable.................................................       8,957           5,524
  Inventories.........................................................     388,346         302,132
  Prepaid expenses....................................................      18,265          13,999
  Deferred income taxes...............................................      23,449          19,262
                                                                          --------        --------
          Total current assets........................................     452,016         381,273
Property and equipment -- net.........................................     177,323         161,500
Other assets..........................................................      10,476           8,847
                                                                          --------        --------
                                                                         $ 639,815       $ 551,620
                                                                          ========        ========
                LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable....................................................   $ 129,223       $ 103,401
  Accrued liabilities.................................................      41,519          38,289
  Income taxes........................................................      17,416          18,982
  Current maturities of long-term obligations.........................      10,000          10,000
                                                                          --------        --------
          Total current liabilities...................................     198,158         170,672
Long-term obligations.................................................      25,000          40,000
Deferred income taxes.................................................      19,879          17,114
Other noncurrent liabilities..........................................       7,214           8,600
Commitments and contingencies.........................................          --              --

Stockholders' equity:
  Preferred stock -- authorized 2,000,000 shares, $.01 par value; none
     issued...........................................................          --              --
  Common stock -- authorized 90,000,000 shares, $.01 par value; issued
     47,775,958 shares and 46,866,303 shares,
     respectively.....................................................         478             469
  Non-voting common stock -- authorized 8,000,000 shares, $.01 par
     value; none issued...............................................          --              --
  Additional paid-in capital..........................................     104,511          93,872
  Retained earnings...................................................     285,105         220,699
  Other adjustments...................................................        (530)            194
                                                                          --------        --------
          Total stockholders' equity..................................     389,564         315,234
                                                                          --------        --------
                                                                         $ 639,815       $ 551,620
                                                                          ========        ========

   The accompanying notes are an integral part of these financial statements.

                CONSOLIDATED STORES CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       FISCAL YEAR
                                                         ----------------------------------------
                                                            1995           1994           1993
                                                         ----------     ----------     ----------
Net sales..............................................  $1,512,299     $1,278,644     $1,055,291
Costs and expenses:
  Cost of sales........................................     868,139        728,494        593,238
  Selling and administrative expenses..................     532,158        451,411        386,116
  Interest expense.....................................       8,036          7,238          5,812
  Other expense (income) -- net........................       1,706           (532)        (1,591)
                                                         ----------     ----------     ----------
                                                          1,410,039      1,186,611        983,575
                                                         ----------     ----------     ----------
Income before income taxes.............................     102,260         92,033         71,716
Income taxes...........................................      37,854         36,813         28,689
                                                         ----------     ----------     ----------
          Net income...................................  $   64,406     $   55,220     $   43,027
                                                         ==========     ==========     ==========
Earnings per common and common equivalent share of
  stock................................................  $     1.32     $     1.15     $      .90
                                                         ==========     ==========     ==========

   The accompanying notes are an integral part of these financial statements.

                CONSOLIDATED STORES CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                        FISCAL YEAR
                                                             ----------------------------------
                                                               1995         1994         1993
                                                             --------     --------     --------
Common stock:
  Balance at beginning of year.............................  $    469     $    465     $    462
  Contribution to savings plan.............................         1            1           --
  Exercise of stock options................................         8            3            3
                                                             --------     --------     --------
  Balance at end of year...................................  $    478     $    469     $    465
                                                             ========     ========     ========
Additional paid-in capital:
  Balance at beginning of year.............................  $ 93,872     $ 89,817     $ 86,545
  Exercise of stock options................................     9,243        2,655        2,608
  Contribution to savings plan.............................     1,396        1,400          664
                                                             --------     --------     --------
  Balance at end of year...................................  $104,511     $ 93,872     $ 89,817
                                                             ========     ========     ========
Retained earnings:
  Balance at beginning of year.............................  $220,699     $165,479     $122,452
  Net income for the year..................................    64,406       55,220       43,027
                                                             --------     --------     --------
  Balance at end of year...................................  $285,105     $220,699     $165,479
                                                             ========     ========     ========
Other adjustments:
  Balance at beginning of year.............................  $    194     $  2,774     $     --
  Change in unrealized investment gain.....................       296       (3,048)       4,188
  Minimum pension liability adjustment.....................    (1,020)         468       (1,414)
                                                             --------     --------     --------
  Balance at end of year...................................  $   (530)    $    194     $  2,774
                                                             ========     ========     ========

   The accompanying notes are an integral part of these financial statements.

                CONSOLIDATED STORES CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                        FISCAL YEAR
                                                             ----------------------------------
                                                               1995         1994         1993
                                                             --------     --------     --------
Cash flows from operating activities:
Net income.................................................  $ 64,406     $ 55,220     $ 43,027
Adjustment for noncash items included in net income:
  Depreciation and amortization............................    30,021       26,477       23,685
  Deferred income taxes....................................    (1,018)         256       (2,236)
  Other....................................................     2,373        3,398        3,031
  Change in assets and liabilities.........................   (66,427)     (25,693)     (38,081)
                                                             --------     --------     --------
     Net cash provided by operating activities.............    29,355       59,658       29,426
                                                             --------     --------     --------
Cash flows from investment activities:
  Capital expenditures.....................................   (48,091)     (41,558)     (45,994)
  Investment in corporate owned life insurance.............    (6,870)      (4,781)          --
  Other....................................................     6,476       (1,973)         478
                                                             --------     --------     --------
     Net cash used in investment activities................   (48,485)     (48,312)     (45,516)
                                                             --------     --------     --------
Cash flows from financing activities:
  Payments of senior notes.................................   (15,000)          --           --
  Increase in deferred credits.............................     1,745        3,107        4,723
  Proceeds from exercise of stock options..................     5,028        1,030          986
                                                             --------     --------     --------
     Net cash provided by (used in) financing activities...    (8,227)       4,137        5,709
                                                             --------     --------     --------
     Increase (decrease) in cash and cash equivalents......  $(27,357)    $ 15,483     $(10,381)
                                                             ========     ========     ========

   The accompanying notes are an integral part of these financial statements.

                CONSOLIDATED STORES CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     The Company's primary business is the retail sale of "close-out" merchandise by offering brand name merchandise at substantial discounts to traditional retail prices. At February 3, 1996, retail sales were conducted through 861 retail locations in 39 states.

FISCAL YEAR

     The Company follows the concept of a 52/53 week fiscal year which ends on the Saturday nearest to January 31. Fiscal year 1995 ending February 3, 1996, is comprised of 53 weeks.

BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which effect reported amounts of assets and liabilities and disclosure of significant contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of highly liquid investments which are unrestricted as to withdrawal or use, and which have an original maturity of three months or less. Cash equivalents are stated at cost which approximates market value.

INVENTORIES

     Retail inventories are stated at the lower of cost or market on the retail method. Other inventories are stated at the lower of cost (first-in, first-out method) or market.

DEPRECIATION AND AMORTIZATION

     Depreciation and amortization are provided on the straight line method for financial reporting purposes. Service lives are principally forty years for buildings and from four to ten years for other property and equipment.

INVESTMENTS

     Non-current investments in equity securities are classified as Other assets in the consolidated balance sheets and are stated at fair value. Unrealized gains on equity securities classified as available-for-sale are recorded as a separate component of stockholders' equity net of applicable income taxes. The Company's investment in corporate owned life insurance is recorded net of policy loans as Other assets.

DEFERRED CREDITS

     Deferred credits associated with purchase commitments are classified as other non-current liabilities and are recognized when earned as a reduction of the related inventory purchase cost.

                CONSOLIDATED STORES CORPORATION AND SUBSIDIARIES

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED

PRE-OPENING COSTS

     Non-capital expenditures associated with opening new stores are charged to expense over the first twelve months of store operations.

ACCOUNTING STANDARD CHANGE

     In March 1995, the Financial Accounting Standards Board issued Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used, as well as long-lived assets and certain identifiable intangibles to be disposed of. The Company will be required to adopt the new standard in the first quarter of 1996. Based on preliminary evaluation of this Standard's requirements, the Company does not anticipate its effect to be material to the Company's consolidated financial position.


PROPOSED ACQUISITION


     On March 25, 1996, the Company and Melville Corporation entered into a Purchase Agreement pursuant to which on May 5, 1996, the Company expects to acquire Kay-Bee for approximately $315 million, $215 million in cash and $100 million of Subordinated Notes, in a transaction that will be accounted for as a purchase. The transaction has been approved by the Board of Directors of each Company and is subject to regulatory review. Kay-Bee, directly or through its subsidiaries, will operate approximately 1,045 toy stores in 50 states. Store locations are primarily in enclosed shopping malls.

INVENTORIES

     Inventories are comprised of the following (in thousands):

                                                                    FEBRUARY 3,     JANUARY 28,
                                                                       1996            1995
                                                                    -----------     -----------
    Retail........................................................   $ 368,569       $ 287,287
    Other.........................................................      19,777          14,845
                                                                      --------        --------
                                                                     $ 388,346       $ 302,132
                                                                      ========        ========

INCOME TAXES

     The provision for income taxes is comprised of the following (in thousands):

                                                            FISCAL      FISCAL      FISCAL
                                                             1995        1994        1993
                                                            -------     -------     -------
    Federal -- Currently payable..........................  $32,861     $31,815     $22,733
    Deferred..............................................   (1,018)     (1,912)        387
    State and Local.......................................    6,011       6,910       5,569
                                                            -------     -------     -------
                                                            $37,854     $36,813     $28,689
                                                            =======     =======     =======

                CONSOLIDATED STORES CORPORATION AND SUBSIDIARIES

INCOME TAXES -- CONTINUED

     A reconciliation between the statutory federal income tax rate and the effective tax rate follows:

                                                                    FISCAL     FISCAL     FISCAL
                                                                     1995       1994       1993
                                                                    ------     ------     ------
    Statutory federal income tax rate.............................   35.0%      35.0%      35.0%
    Effect of:
      State and local income taxes................................    3.8        4.9        5.1
      Targeted jobs tax credit....................................   (0.2)      (1.1)      (0.7)
      Corporate owned life insurance investments..................   (2.2)      (0.5)        --
      Other.......................................................    0.6        1.7        0.6
                                                                     ----       ----       ----
    Effective tax rate............................................   37.0%      40.0%      40.0%
                                                                     ====       ====       ====

     Deferred taxes reflect the effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes deferred taxes are reflected without reduction for a valuation allowance. Components of the Company's deferred tax assets and liabilities are presented in the following table (in thousands).

                                                                    FEBRUARY 3,     JANUARY 28,
                                                                       1996            1995
                                                                    -----------     -----------
    Deferred tax assets:
      Uniform inventory capitalization............................    $ 8,988         $ 7,139
      Inventory valuation allowance...............................      2,309           2,193
      Deferred credits............................................      1,293             192
      Other (each less than 5% of total assets)...................     10,859           9,738
                                                                      -------         -------
              Total deferred tax assets...........................     23,449          19,262
                                                                      -------         -------
    Deferred tax liabilities:
      Depreciation................................................     15,144          14,325
      Unrealized gain.............................................        880             760
      Other.......................................................      3,855           2,029
                                                                      -------         -------
              Total deferred tax liabilities......................     19,879          17,114
                                                                      -------         -------
    Net deferred tax assets.......................................    $ 3,570         $ 2,148
                                                                      =======         =======

     Net income taxes paid were $35,158,000, $29,613,000, and $19,288,000 in
1995, 1994, and 1993, respectively.


LONG-TERM OBLIGATIONS


SENIOR NOTES

     The 10.5% senior notes are due in semi-annual principal payments commencing in February 1995, until maturity in August 2002. Subject to the provisions of the Note Purchase Agreement (Agreement) the Company may prepay all or part of the outstanding principal balance. The Agreement contains provisions specifying certain limitations on the Company's operations including the amount of future long-term obligations, investments, dividends and the maintenance of specific operating ratios. At February 3, 1996, $176,273,000 of retained earnings was available for dividends under provisions of the Agreement.

     The fair value of the senior notes is estimated based on the current rates offered to the Company for debt with similar terms and remaining maturities. The estimated fair value of the senior notes at February 3, 1996,

                CONSOLIDATED STORES CORPORATION AND SUBSIDIARIES

LONG-TERM OBLIGATIONS -- CONTINUED

was $38,600,000 and the related carrying amount was $35,000,000. Maturities of senior notes during the next five years are as follows (in thousands):

            1996.......................................................  $10,000
            1997.......................................................    5,000
            1998.......................................................    5,000
            1999.......................................................    4,500
            2000.......................................................    6,000

CREDIT AGREEMENTS

     The Company has a $90,000,000 unsecured revolving credit agreement through June 1, 1997, which is seasonally adjusted to $110,000,000 from August through November of the credit term. Outstanding borrowings, if any, at June 1, 1997, are payable one year thereafter. The funds available under this agreement may be used for working capital requirements and other general corporate purposes. The Company has the option to borrow at various interest rates and is required to pay a 1/8 of 1% commitment fee on the average daily unused funds. Included in the revolving credit agreement is a separate $50,000,000 letter of credit facility which is seasonally adjusted to $75,000,000 from May through July and expires June 1, 1996. The Company was contingently liable for outstanding letters of credit totaling $54,000,000 at February 3, 1996. Provisions of the revolving credit agreement include the maintenance of certain standard financial ratios similar to those described for senior notes. Additionally, $55,000,000 of uncommitted short-term credit facilities are available, subject to provisions of the revolving credit agreement, at February 3, 1996. No borrowings were outstanding under any such credit agreements.

     Interest paid, including capitalized interest of $147,000, $788,000 and $486,000 in each of the respective previous three fiscal years, was $10,705,000 in 1995, $8,110,000 for 1994, and $6,314,000 in 1993.

DEFERRED CREDITS

     The Company has commitments to certain vendors for future inventory purchases totaling approximately $66,800,000 at February 3, 1996. Terms of the commitments provide for these inventory purchases to be made through fiscal 1998 or later as may be extended. There are no annual minimum purchase requirements.

EMPLOYEE BENEFIT PLANS

PENSION PLAN

     The Company has a defined benefit pension plan covering substantially all of its employees. Benefits are based on credited years of service and the employee's compensation during the last five years of employment. The Company's funding policy is to contribute annually the amount required to meet ERISA funding standards. Contributions are intended to provide not only for benefits attributed to service to date but also for those anticipated to be earned in the future. The Company amended its pension plan to provide benefits only to employees hired on or before March 31, 1994.

                CONSOLIDATED STORES CORPORATION AND SUBSIDIARIES

EMPLOYEE BENEFIT PLANS -- CONTINUED

     The components of net periodic pension cost are comprised of the following (in thousands):

                                                               FISCAL     FISCAL     FISCAL
                                                                1995       1994       1993
                                                               ------     ------     ------
    Service cost -- benefits earned in the period............  $1,642     $1,671     $  944
    Interest cost on projected benefit obligation............     811        689        592
    Investment return on plan assets.........................    (631)      (575)      (557)
    Net amortization and deferral............................     303        529         96
                                                               ------     ------     ------
    Net periodic pension cost................................  $2,125     $2,314     $1,075
                                                               ======     ======     ======
    Assumptions used in each year of the actuarial
      computations were:
      Discount rate..........................................     6.5%       8.4%       7.2%
      Rate of increase in compensation levels................     5.5%       5.0%       5.0%
      Expected long-term rate of return......................     9.0%       9.0%       9.0%

     The following table sets forth the funded status of the Company's defined benefit plan (in thousands):

                                                                       FISCAL      FISCAL
                                                                        1995        1994
                                                                       -------     -------
    Actuarial present value of:
      Vested benefit obligation......................................  $10,857     $ 6,362
      Non-vested benefits............................................    2,091       1,352
                                                                       -------     -------
    Accumulated benefit obligation...................................  $12,948     $ 7,714
                                                                       =======     =======
    Actuarial present value of projected benefit obligation..........  $18,572     $10,278
    Plan assets at fair value, primarily cash equivalents,
      U.S. Government securities and obligations, and publicly traded
      stocks and mutual funds........................................    8,910       6,848
                                                                       -------     -------
    Projected benefit obligation in excess of plan assets............   (9,662)     (3,430)
    Unrecognized prior service cost..................................     (947)     (1,082)
    Unrecognized net obligation at transition........................      239         252
    Unrecognized net loss............................................    9,454       4,006
                                                                       -------     -------
    Accrued pension cost.............................................  $  (916)    $  (254)
                                                                       =======     =======

     Provisions of SFAS No. 87 "Employers' Accounting for Pensions," require recognition of a minimum pension liability relating to certain unfunded pension obligations. At February 3, 1996, the minimum pension liability was $3,122,000.

SAVINGS PLAN

     The Company has a savings plan with a 401(k) deferral feature for all eligible employees. Provisions of $1,650,000, $1,564,000, and $1,390,000 have been charged to operations in fiscal 1995, 1994, and 1993, respectively.

LEASES

     Leased property consists primarily of the Company's retail stores and certain warehouse space. Many of the store leases have rent escalations and provide the Company pay for real estate taxes, utilities, liability insurance and maintenance. Certain leases provide for contingent rents, in addition to the fixed monthly rent,

                CONSOLIDATED STORES CORPORATION AND SUBSIDIARIES

LEASES -- CONTINUED
based on a percentage of store sales above a specified level. Additionally, leases generally provide options to extend the original terms for an additional two to twenty years. Minimum operating lease commitments as of February 3, 1996, are as follows (in thousands):

              1996....................................................  $ 64,230
              1997....................................................    52,317
              1998....................................................    39,305
              1999....................................................    28,154
              2000....................................................    14,664
              Subsequent to 2000......................................    13,969
                                                                        --------
                      Total minimum operating lease payments..........  $212,639
                                                                        ========

     Total rental expense consisted of the following (in thousands):

                                                            FISCAL      FISCAL      FISCAL
                                                             1995        1994        1993
                                                            -------     -------     -------
    Buildings.............................................  $74,258     $62,555     $51,105
    Equipment.............................................    4,823       4,695       2,807
                                                             ------      ------      ------
                                                            $79,081     $67,250     $53,912
                                                             ======      ======      ======

STOCKHOLDERS' EQUITY

EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

     Earnings per common and common equivalent share are based on the weighted average number of shares outstanding during each period including the additional number of shares which would have been issuable upon exercise of stock options, assuming that the Company used the proceeds received to purchase additional shares at market value. The average number of common and common equivalent shares outstanding during fiscal 1995, 1994 and 1993 were 48,902,797, 48,077,162, and 47,976,396, respectively.

STOCKHOLDER RIGHTS PLAN

     Each share of the Company's common stock has one Right attached. The Rights trade with the common stock and only become exercisable, or transferable apart from the common stock, ten business days after a person or group (Acquiring Person) acquires beneficial ownership of, or commences a tender or exchange offer for, 20% or more of the Company's common stock. Each Right, under certain circumstances, entitles its holder to acquire one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $35, subject to adjustment. If 20% of the Company's common stock is acquired, or a tender offer to acquire 20% of the Company's common stock is made, each Right not owned by an Acquiring Person will entitle the holder to purchase Company common stock having a market value of twice the exercise price of the Rights.

     In addition, if the Company is involved in a merger or other business combination, at any time there is a 20% or more stockholder of the Company, the Rights will entitle a holder to buy a number of shares of common stock of the acquiring company having a market value of twice the exercise price of each Right. The Rights may be redeemed by the Company at $.01 per Right at any time until the tenth day following public announcement that a 20% position has been acquired. The Rights expire on April 18, 1999, and at no time have voting power.

                CONSOLIDATED STORES CORPORATION AND SUBSIDIARIES

STOCKHOLDERS' EQUITY -- CONTINUED

PREFERRED STOCK

     In conjunction with the Stockholder Rights Plan the Company has reserved 600,000 shares of preferred stock for issuance thereunder.

STOCK PLANS

     The Company measures compensation cost for stock options issued to employees using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". In October 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which requires adoption no later than fiscal years beginning after December 15, 1995. Pursuant to the new standard, companies are encouraged, but not required, to adopt the fair value method of accounting for stock options and similar equity instruments. The Company has elected to continue measuring compensation cost in accordance with APB Opinion No. 25 and will adopt the additional disclosure requirements of Statement No. 123 in fiscal 1996.

STOCK OPTION AND INCENTIVE PLANS

     The Company had a Stock Option Plan (Plan) which expired in 1995. The Plan provided that all options be granted at an exercise price at least equal to the fair market value of the common stock at the date of grant. Options generally became exercisable one year following the original date of grant in five equal annual installments. However, upon an effective change in control of the Company, all options granted were exercisable.

     During 1995, the Company adopted, subject to stockholder approval, the Consolidated Stores Corporation 1996 Performance Incentive Plan (Incentive
Plan). The Incentive Plan provides for the issuance of stock options, restricted stock, performance units, stock equivalent units, and stock appreciation rights (SAR's). The annual maximum number of newly issued shares available for issuance under the Incentive Plan is 2,000,000 plus an additional 1% of the total number of issued shares, including any Treasury Stock, at the start of the Company's fiscal year plus shares available but not issued in previous years of the Incentive Plan. Total newly issued shares available for use under the Incentive Plan shall not exceed 15% of the total issued and outstanding Common Stock as of any measurement date. A minimum of 6,700,000 shares are available for issuance and the term of each award is determined by a committee of the Board of Directors charged with administering the Incentive Plan. Options granted under the Incentive Plan may be either nonqualified or incentive stock options and the exercise price is not less than the fair market value, as defined, of the underlying common stock on the date of award. The award price of an SAR is to be a fixed amount, not less than 100% of the fair market value of a share of common stock at the date of award. Upon an effective change in control of the Company all awards outstanding under the Incentive Plan become vested. During 1995 the Company granted, subject to stockholder approval of the Incentive Plan, 761,000 options with a exercise price of $20.00 per share.


     The Company has a Director Stock Option Plan (DSOP), for non-employee directors, pursuant to which up to 500,000 shares of the Company's common stock may be issued upon exercise of options granted thereunder. The DSOP is administered by the Compensation Committee of the Board of Directors pursuant to an established formula. Neither the Board of Directors, nor the Compensation Committee, exercise any discretion in administration of the DSOP. Grants are made annually, 90 days following the annual meeting of stockholders, at an exercise price equal to 100% of the fair market value on the date of grant. The present formula provides for an annual grant of 5,000 options to each non-employee director which becomes fully exercisable over a three year period, beginning one year subsequent to grant.

                CONSOLIDATED STORES CORPORATION AND SUBSIDIARIES

STOCK PLANS -- CONTINUED

     The following table reflects transactions for the stock option, incentive and DSOP plans:

                                                                  SHARES       PRICE RANGE
                                                                 ---------     ------------
    Outstanding January 30, 1993...............................  4,027,712     $ 2.12-15.38
      Granted..................................................    708,600     $15.00-20.00
      Canceled.................................................    107,160     $ 2.12-16.13
      Exercised................................................    283,945     $ 2.12-13.38
                                                                 ---------      -----------
    Outstanding January 29, 1994...............................  4,345,207     $ 2.12-20.00
      Granted..................................................    668,550     $12.00-18.75
      Canceled.................................................     77,080     $ 2.50-18.75
      Exercised................................................    310,405     $ 2.12-16.13
                                                                 ---------      -----------
    Outstanding January 28, 1995...............................  4,626,272     $ 2.12-20.00
      Granted(1)...............................................  1,247,172     $16.25-22.00
      Canceled.................................................    447,026     $ 3.63-19.87
      Exercised................................................    835,615     $ 2.12-19.87
                                                                 ---------      -----------
    Outstanding February 3, 1996...............................  4,590,803     $ 2.12-22.00
                                                                 ---------      -----------
    Exercisable February 3, 1996...............................  2,611,897     $ 2.12-20.00
                                                                 ---------      -----------
    Available for grant at February 3, 1996(1).................         --

- ---------------
(1)  Excludes shares subject to shareholder approval of the Incentive Plan.

RESTRICTED STOCK

     The Company's Restricted Stock Plan (Plan) permits the granting of 500,000 shares of restricted stock awards to key employees, officers and directors. The shares are restricted as to the right of sale and other disposition until vested as determined by the Board of Directors. The Plan provides that on any event that results in a change in effective control of the Company, all awards of restricted stock would become vested as of the date of such change in effective control. The Plan terminates in 1997 or when sooner terminated by the Company's Board of Directors.

     As of February 3, 1996, 220,000 restricted shares were outstanding with respect to restrictions which had not lapsed and shares available for grant totaled 173,072. Vesting of issued restricted shares occurs when, and in the noted amounts, the closing price per share of the Company's common stock on the New York Stock Exchange is as follows: 50,000 shares vest when the closing price is $30.00, 60,000 shares vest when the closing price is $35.00, and 110,000 shares vest when the closing price is at $40.00.

                CONSOLIDATED STORES CORPORATION AND SUBSIDIARIES

ADDITIONAL DATA

     The following is a summary of certain financial data (in thousands):

                                                                  FEBRUARY 3,       JANUARY 28,
                                                                     1996              1995
                                                                  -----------       -----------
    Other assets:
      Investment in equity securities -- at fair market value...   $   2,316         $   1,900
      Net cash surrender value of life insurance policies.......       6,005             4,190
      Other.....................................................       2,155             2,757
                                                                    --------          --------
                                                                   $  10,476         $   8,847
                                                                    ========          ========
    Property and equipment -- at cost:
      Land......................................................   $   7,700         $   7,577
      Buildings.................................................      64,119            62,097
      Fixtures and equipment....................................     233,278           203,745
      Transportation equipment..................................       6,962             6,437
                                                                    --------          --------
                                                                     312,059           279,856
    Construction-in-progress....................................       9,689                --
                                                                    --------          --------
                                                                     321,748           279,856
    Less accumulated depreciation...............................     144,425           118,356
                                                                    --------          --------
                                                                   $ 177,323         $ 161,500
                                                                    ========          ========
    Accrued liabilities:
      Salaries and wages........................................   $  16,152         $  11,303
      Property, payroll and other taxes.........................      24,120            24,279
      Other.....................................................       1,247             2,707
                                                                    --------          --------
                                                                   $  41,519         $  38,289
                                                                    ========          ========

     The following analysis supplements changes in assets and liabilities presented in the consolidated statements of cash flows (in thousands).

                                                          FISCAL       FISCAL       FISCAL
                                                           1995         1994         1993
                                                         --------     --------     --------
    Accounts receivable................................  $ (3,433)    $   (659)    $ (3,251)
    Inventories........................................   (86,214)     (49,252)     (50,037)
    Prepaid expenses...................................    (4,266)      (2,329)      (1,778)
    Accounts payable...................................    25,822       24,031        3,901
    Accrued liabilities................................     3,230        6,657        1,924
    Income taxes.......................................    (1,566)      (4,141)      11,160
                                                         --------     --------     --------
                                                         $(66,427)    $(25,693)    $(38,081)
                                                         ========     ========     ========

                CONSOLIDATED STORES CORPORATION AND SUBSIDIARIES

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized quarterly financial data for fiscal 1995 and 1994 is presented below (in thousands except per share data):

                                                         QUARTER
                                     -----------------------------------------------
                                      FIRST        SECOND       THIRD       FOURTH(1)       YEAR
                                     --------     --------     --------     --------     ----------
Net sales:
  1995.............................  $291,797     $325,114     $357,538     $537,850     $1,512,299
  1994.............................   242,278      272,813      310,108      453,445      1,278,644
Gross profit:
  1995.............................   122,900      138,058      153,438      229,764        644,160
  1994.............................   101,682      117,655      135,624      195,189        550,150
Net income:
  1995.............................     2,996        8,753       10,144       42,513         64,406
  1994.............................     2,384        6,709        8,075       38,052         55,220
Earnings per common and common
  equivalent share:
  1995.............................      0.06         0.18         0.21         0.87           1.32
  1994.............................      0.05         0.14         0.17         0.79           1.15

- ---------------
(1) The fourth quarter of 1995 is a 14-week period.

                      (This page intentionally left blank)

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Melville Corporation:

     We have audited the accompanying consolidated balance sheets of Kay-Bee Center, Inc. (a wholly-owned subsidiary of Melville Corporation) and subsidiaries as of December 31, 1995, 1994 and 1993, and the related consolidated statements of operations, shareholder's equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kay-Bee Center, Inc. and subsidiaries as of December 31, 1995, 1994 and 1993, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

     As discussed in note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" effective October 1, 1995 and changed its policy for accounting for the costs of internally developed software effective January 1, 1995. Also, as discussed in note 1 to the consolidated financial statements, the Company changed its methods of determining the retail price index used to value inventory under the last-in, first-out method in 1993.

KPMG Peat Marwick LLP

Albany, New York
February 5, 1996, except as
  to note 1(a), which is as
  of February 22, 1996

                     KAY-BEE CENTER, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                        DECEMBER 31, 1995, 1994 AND 1993
                                 (IN THOUSANDS)

                                                               1995         1994         1993
                                                             --------     --------     --------
ASSETS
Cash.......................................................  $ 16,523     $  7,304     $  6,118
Accounts receivable........................................     4,523        3,790        3,877
Due from parent and other divisions........................    75,934      131,203      118,411
Inventories................................................   198,765      201,982      179,977
Prepaid expenses and other current assets..................    30,654       26,052       28,592
                                                             --------     --------     --------
          Total current assets.............................   326,399      370,331      336,975
                                                             --------     --------     --------
Property, plant, equipment and leasehold improvements, at
  cost:
  Land.....................................................       614          614          614
  Buildings and improvements...............................    18,987       17,044        8,235
  Fixtures and equipment...................................   135,451      125,147      115,682
  Leasehold improvements...................................    82,083       84,493       85,738
  Property under capital leases............................     4,410        4,410        4,410
                                                             --------     --------     --------
          Total property, plant, equipment and leasehold
            improvements...................................   241,545      231,708      214,679
     Less accumulated depreciation and amortization........   (89,764)     (89,644)     (87,912)
                                                             --------     --------     --------
     Net property, plant, equipment and leasehold
       improvements........................................   151,781      142,064      126,767
Goodwill, net of accumulated amortization of $4,800 in 1994
  and $3,257 in 1993.......................................        --       47,270       48,813
Deferred charges and other assets..........................     4,036        8,281       11,912
                                                             --------     --------     --------
          Total assets.....................................  $482,216     $567,946     $524,467
                                                             ========     ========     ========
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
  Accounts payable.........................................  $110,428     $108,995     $108,265
  Accrued expenses.........................................    76,889       66,532       63,579
  Accrued income taxes.....................................        --       17,499        2,942
  Other current liabilities................................       263          239          218
                                                             --------     --------     --------
          Total current liabilities........................   187,580      193,265      175,004
                                                             --------     --------     --------
Long-term debt, excluding current installments.............     7,908        8,066        8,210
Capital lease obligation, excluding current portion........     3,714        3,819        3,914
Deferred income taxes......................................     3,497        4,941        1,566
Other long-term liabilities................................     5,031       12,275       10,766
                                                             --------     --------     --------
          Total liabilities................................   207,730      222,366      199,460
Shareholder's equity:
  Common stock, no par value, 100 shares authorized, 10
     shares issued and outstanding.........................        10           10           10
  Contributed capital......................................    98,487       98,487       98,487
  Retained earnings........................................   175,989      247,083      226,510
                                                             --------     --------     --------
          Total shareholder's equity.......................   274,486      345,580      325,007
                                                             --------     --------     --------
          Total liabilities and shareholder's equity.......  $482,216     $567,946     $524,467
                                                             ========     ========     ========

          See accompanying notes to consolidated financial statements.

                     KAY-BEE CENTER, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                 (IN THOUSANDS)

                                                             1995           1994          1993
                                                          ----------     ----------     --------
Net sales...............................................  $1,077,297     $1,012,164     $919,055
Cost of goods sold, buying and warehousing costs........     695,987        611,905      543,948
                                                          ----------     ----------     --------
  Gross profit..........................................     381,310        400,259      375,107
Store operating, selling, general and administrative
  expenses..............................................     339,678        314,373      292,772
Depreciation and amortization...........................      23,836         24,030       23,345
Restructuring and asset impairment charges..............      65,816             --           --
                                                          ----------     ----------     --------
  Operating (loss) profit...............................     (48,020)        61,856       58,990
Interest expense, net...................................       5,335          2,081          260
                                                          ----------     ----------     --------
(Loss) earnings before income taxes and cumulative
  effect of change in accounting principle..............     (53,355)        59,775       58,730
Income tax (benefit) expense............................      (3,102)        22,124       22,249
                                                          ----------     ----------     --------
(Loss) earnings before cumulative effect of change in
  accounting principle..................................     (50,253)        37,651       36,481
Cumulative effect of change in accounting principle,
  net...................................................         711             --           --
                                                          ----------     ----------     --------
  Net (loss) earnings...................................  $  (50,964)    $   37,651     $ 36,481
                                                          ==========     ==========     ========

          See accompanying notes to consolidated financial statements.

                     KAY-BEE CENTER, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                 (IN THOUSANDS)

                                                  COMMON     CONTRIBUTED     RETAINED
                                                  STOCK        CAPITAL       EARNINGS      TOTAL
                                                  ------     -----------     --------     --------
Balance as of December 31, 1992.................   $ 10        $98,487       $208,600     $307,097
Net earnings....................................     --             --         36,481       36,481
Dividends paid to Parent........................     --             --        (18,571)     (18,571)
                                                    ---        -------       --------     --------
Balance as of December 31, 1993.................     10         98,487        226,510      325,007
Net earnings....................................     --             --         37,651       37,651
Dividends paid to Parent........................     --             --        (17,078)     (17,078)
                                                    ---        -------       --------     --------
Balance as of December 31, 1994.................     10         98,487        247,083      345,580
Net loss........................................     --             --        (50,964)     (50,964)
Dividends paid to Parent........................     --             --        (20,130)     (20,130)
                                                    ---        -------       --------     --------
Balance as of December 31, 1995.................   $ 10        $98,487       $175,989     $274,486
                                                    ===        =======       ========     ========

          See accompanying notes to consolidated financial statements.

                     KAY-BEE CENTER, INC. AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                        DECEMBER 31, 1995, 1994 AND 1993
                                 (IN THOUSANDS)

                                                               1995         1994         1993
                                                             --------     --------     --------
Cash flows from operating activities:
  Net (loss) earnings......................................  $(50,964)    $ 37,651     $ 36,481
  Adjustment to reconcile net (loss) earnings to net cash
     (used in) provided by operating activities:
     Restructuring and asset impairment charges............    65,816           --           --
     Cumulative effect of change in accounting principle...       711           --           --
     Depreciation and amortization.........................    23,836       24,030       23,345
     Deferred income tax (benefit) expense.................    (1,185)       4,627       20,427
     Loss (gain) on disposal of assets.....................        --        1,270          (19)
     Changes in operating assets and liabilities:
       (Increase) decrease in accounts receivable..........      (733)          87         (231)
       Decrease (increase) in inventories..................     3,217      (22,005)     (14,669)
       Increase in prepaid expenses and other current
          assets...........................................    (3,174)        (802)        (489)
       (Increase) decrease in deferred charges and other
          assets...........................................       (40)         401        1,121
       (Decrease) increase in accounts payable and accrued
          expenses.........................................   (12,201)       8,645        3,613
       (Decrease) increase in accrued income taxes.........   (17,742)      14,557      (12,696)
       Increase (decrease) in other liabilities............   (11,239)       4,778      (21,464)
                                                             --------     --------     --------
          Net cash (used in) provided by operating
            activities.....................................    (3,698)      73,239       35,419
Cash flows from investing activities:
  Additions to property, plant, equipment and leasehold
     improvements..........................................   (45,974)     (37,003)     (33,661)
                                                             --------     --------     --------
          Net cash used in investing activities............   (45,974)     (37,003)     (33,661)
Cash flows from financing activities:
  Dividends paid to Parent.................................   (20,130)     (17,078)     (18,571)
  Repayment of long-term debt and capital leases...........      (239)        (218)        (277)
  Increase (decrease) in book overdrafts...................    23,991       (4,962)       6,671
  Decrease (increase) in due from parent and other
     divisions.............................................    55,269      (12,792)      10,352
                                                             --------     --------     --------
          Net cash provided by (used in) financing
            activities.....................................    58,891      (35,050)      (1,825)
Net increase (decrease) in cash............................     9,219        1,186          (67)
Cash at beginning of year..................................     7,304        6,118        6,185
                                                             --------     --------     --------
Cash at end of year........................................  $ 16,523     $  7,304     $  6,118
                                                             ========     ========     ========

          See accompanying notes to consolidated financial statements.

                     KAY-BEE CENTER, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) DESCRIPTION OF BUSINESS

     Kay-Bee Center, Inc. (the "Company") is a wholly-owned subsidiary of Melville Corporation (the "Parent" or "Melville"). The Company was incorporated in California on November 28, 1995. On February 22, 1996, Melville contributed all of the outstanding shares of common stock of another subsidiary, Southdale Kay-Bee Toys, Inc. ("Southdale"), to Kay-Bee Center, Inc. Southdale is a specialty retailer of toys throughout the United States and Puerto Rico, and operates both mall-based and free standing stores under the names Kay-Bee Toys and Toy Works.

     The accompanying consolidated financial statements are presented as if Kay-Bee Center, Inc. had existed and had owned Southdale throughout 1993, 1994 and 1995. All intercompany accounts and transactions have been eliminated in consolidation.

(B) CASH

     The Company's cash management program utilizes zero balance accounts. Accordingly, all book overdraft balances have been reclassified to current liabilities.

     Cash payments for income taxes and interest for the years ended December 31 were as follows (in thousands):

                                                              1995        1994       1993
                                                             -------     ------     -------
    Income taxes...........................................  $24,027     $2,171     $21,613
    Interest (net of amounts capitalized)..................  $ 5,753     $1,820     $   521

(C) INVENTORIES

     Inventories are stated at the lower of cost or market. Inventories are determined primarily by the retail method valued on a last-in, first-out ("LIFO") basis.

(D) FIXED ASSETS

     Fixed assets are stated at cost. Fixed assets under capital leases are stated at the present value of future minimum lease payments. Depreciation and amortization of property, plant, equipment and leasehold improvements is computed on a straight-line basis, generally over the estimated useful lives of the assets or, when applicable, the life of the lease, whichever is shorter. Buildings, machinery and equipment and furniture and fixtures are depreciated over estimated lives of 40 years, five to seven years and 10 years, respectively. Amortization of property under capital leases is computed on a straight-line basis over the life of the lease. The cost and accumulated depreciation of fully depreciated fixed assets are removed from the accounts.

     Maintenance and repairs are charged directly to expense is incurred. Major renewals or replacements are capitalized after making necessary adjustments in the asset and accumulated depreciation accounts for the items renewed or replaced.

(E) IMPAIRMENT OF LONG-LIVED ASSETS

     When changes in circumstances warrant measurement, impairment losses for store fixed assets are calculated by comparing projected store cash flows over the lease term to the asset carrying values.

                     KAY-BEE CENTER, INC. AND SUBSIDIARIES

(F) DEFERRED CHARGES

     Deferred charges include beneficial leasehold costs which are being amortized on a straight-line basis, generally over the remaining life of the leasehold acquired. Amortization periods range from 6 to 10 years.

(G) GOODWILL

     Through 1994, the excess of acquisition cost over the fair value of net assets acquired was being amortized on a straight-line basis over periods not to exceed forty years. During 1995, the Company wrote off all remaining goodwill balances in connection with the adoption of Statement of Financial Accounting Standards No. 121 (see Note 1(l)) and the 1995 restructuring charge (see note
2).

(H) ADVERTISING COSTS

     Advertising costs are generally charged to operations in the year incurred and totaled $27.4 million in 1995, $19.6 million in 1994 and $22.4 million in 1993. Any vendor credits for cooperative advertising programs are recorded as a reduction of cost of sales.

(I) STORE OPENING AND CLOSING COSTS

     New store opening costs are charged to expense as incurred. In the event a store is closed before its lease has expired, the total lease obligation, less sublease rental income, is provided for in the year of closing.

(J) INCOME TAXES

     The Parent and its subsidiaries, including the Company, file a consolidated Federal income tax return and, where applicable, group state and local returns. The provision for Federal income taxes or Federal income tax benefit recorded by the Company represents the amount calculated on a separate return basis in accordance with the tax sharing agreement with the Parent. State income taxes represent actual amounts paid or payable by the Company.

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(K) USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(L) ACCOUNTING CHANGES

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement No. 109"), the cumulative effect of which was immaterial to the consolidated financial statements and is therefore not presented separately.

                     KAY-BEE CENTER, INC. AND SUBSIDIARIES

     During 1993, the Company changed its method of determining retail price indices used in the valuation of LIFO inventories. The net earnings impact of this change on 1992 and prior years, individually and cumulatively, was not determinable. The change increased 1993 pre-tax earnings by $13.8 million.

     Effective January 1, 1995, the Company changed its policy from capitalizing internally developed software costs to expensing them as incurred. The cumulative effect of this change was to write off the unamortized balance of capitalized software costs of $1.1 million during the first quarter of 1995.

     Effective October 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("Statement No. 121") (see note 2).

(2)  RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

     On October 24, 1995, Melville announced a comprehensive restructuring plan that included the spin-off of the Company. In connection with the initiation of the plan, a pre-tax charge of $45.9 million was recorded to write-off the remaining balance of goodwill resulting from Melville's original acquisition of the Company, as well as to provide for estimated lease settlement costs for stores to be closed, the costs to relocate one of the Company's distribution centers, severance costs for store closures and the write-down of fixed assets. Total sales of stores to be closed were $7.0 million during 1995.

     In 1995, the Company also recorded a charge of $19.9 million to write-down the carrying value of its long-lived assets in connection with the adoption of Statement No. 121.

     The significant components of the restructuring and asset impairment charges recorded during 1995 were as follows (in thousands):

            Lease obligations and asset write-downs for store
              closings.................................................  $10,617
            Distribution center relocation.............................      900
            Goodwill write-off.........................................   34,330
            Other exit costs...........................................       90
                                                                         -------
                                                                          45,937
            Asset impairment charge in connection with the adoption of
              SFAS No. 121.............................................   19,879
                                                                         -------
                                                                         $65,816
                                                                         =======

     The balance of the reserve for restructuring at December 31, 1995 was $4.7 million consisting principally of estimated lease settlement obligations.

     In 1992, the Company also recorded a restructuring charge totaling $74.9 million. Results of stores planned to be closed in connection with the 1992 restructuring have been excluded from operations since the announcement date.

(3)  INVENTORIES

     Inventories at December 31 of each year consisted entirely of finished goods.

     During 1994 and 1993, the liquidation of LIFO cost layers increased net income by approximately $2.5 million and $6.1 million, respectively.

     Had the FIFO method been used, the carrying value of inventories valued on a LIFO basis would have increased $3.2 million at December 31, 1993. There was no difference between the carrying value of inventory under the FIFO and LIFO methods at December 31, 1994 and December 31, 1995.

                     KAY-BEE CENTER, INC. AND SUBSIDIARIES

(4)  ACCRUED EXPENSES

     Accrued expenses at December 31 consisted of the following (in thousands):

                                                             1995        1994        1993
                                                            -------     -------     -------
    Taxes other than income taxes.........................  $27,972     $22,501     $22,631
    Advertising...........................................   12,472      10,768       5,919
    Other.................................................   36,445      33,263      35,029
                                                            -------     -------     -------
              Total.......................................  $76,889     $66,532     $63,579
                                                            =======     =======     =======

(5)  LONG-TERM DEBT

     Long-term debt at December 31 consisted of the following (in thousands):

                                                                1995       1994       1993
                                                               ------     ------     ------
    Guaranteed first mortgage note, payable in monthly
      installments through April 2015 with interest at
      9.25%..................................................  $8,066     $8,210     $8,341
    Less current installments................................     158        144        131
                                                               ------     ------     ------
                                                               $7,908     $8,066     $8,210
                                                               ======     ======     ======

     The mortgage is secured by title to one of the Company's distribution centers with a net book value of $9,626,521 at December 31, 1995.

     The aggregate long-term debt matures as follows: $158,000 in 1996, $174,000 in 1997, $191,000 in 1998, $209,000 in 1999, $230,000 in 2000 and $7,104,000
thereafter.

(6)  LEASES

     The Company leases retail stores and warehouse facilities over periods generally ranging from five to 25 years with options to renew such terms ranging from five to 15 years and require the Company to pay costs such as real estate taxes and common area maintenance.

     At December 31, 1995, the present value of future payments under capital leases and minimum rental payments required under operating leases, excluding obligations for closed facilities, was as follows (in thousands):

                                                                       CAPITAL    OPERATING
                                                                       LEASES      LEASES
                                                                       ------     ---------
    1996.............................................................  $  472     $  74,314
    1997.............................................................     472        66,780
    1998.............................................................     472        58,656
    1999.............................................................     472        48,173
    2000.............................................................     472        37,295
    Thereafter.......................................................   5,188       106,195
                                                                       ------      --------
              Total..................................................   7,548     $ 391,413
                                                                                   ========
    Less amount representing interest................................   3,729
                                                                       ------
    Present value of future capital lease payments...................  $3,819
                                                                       ======

                     KAY-BEE CENTER, INC. AND SUBSIDIARIES

     Net rental expense for all operating leases for the years ended December 31, 1995, 1994 and 1993 is as follows (in thousands):

                                                             1995        1994        1993
                                                            -------     -------     -------
    Minimum rentals.......................................  $85,830     $80,183     $75,637
    Contingent rentals....................................    3,280       3,626       2,833
                                                            -------     -------     -------
    Total rentals.........................................  $89,110     $83,809     $78,470
                                                            =======     =======     =======

     Contingent rentals are based on sales.

     Property under capital leases at December 31 included (in thousands):

                                                                1995       1994       1993
                                                               ------     ------     ------
    Warehouse and office facilities..........................  $4,410     $4,410     $4,410
    Less accumulated amortization............................   1,550      1,371      1,192
                                                               ------     ------     ------
                                                               $2,860     $3,039     $3,218
                                                               ======     ======     ======

(7)  INCOME TAXES

     The components of income tax (benefit) expense for the years ended December 31 are as follows (in thousands):

                                                             1995        1994        1993
                                                            -------     -------     -------
    Current:
      Federal.............................................  $(3,003)    $16,097     $ 1,424
      State...............................................    1,086       1,400         398
                                                            -------     -------     -------
                                                             (1,917)     17,497       1,822
                                                            -------     -------     -------
    Deferred:
      Federal.............................................   (1,161)      3,985      16,476
      State...............................................      (24)        642       3,951
                                                            -------     -------     -------
                                                             (1,185)      4,627      20,427
                                                            -------     -------     -------
              Total.......................................  $(3,102)    $22,124     $22,249
                                                            =======     =======     =======

     The effective income tax rate for 1995, 1994 and 1993 differed from the U.S. Federal income tax rate of 35 percent as a result of the following:

                                                                    1995      1994     1993
                                                                    -----     ----     ----
    Actual effective income tax rate..............................   (5.8)%   37.0%    37.9%
    State income taxes, net of Federal benefit....................   (1.2)    (2.5)    (4.8)
    Write-off of goodwill.........................................  (25.7)      --       --
    Other.........................................................   (2.3)     0.5      1.9
                                                                              ----     ----
                                                                                 -        -
                                                                    -----
      Statutory income tax rate...................................  (35.0)%   35.0%    35.0%
                                                                    =====     =====    =====

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                     KAY-BEE CENTER, INC. AND SUBSIDIARIES

     Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows (in thousands):

                                                                 1995        1994        1993
                                                                -------     -------     -------
Deferred tax assets:
  Inventory...................................................  $   551     $ 2,443     $ 3,606
  Restructuring reserves......................................    4,017       4,933       8,676
  Employee benefits...........................................    3,096       3,302       2,554
  Tax amortizable intangibles.................................    4,119          --          --
  Other assets................................................    1,658         588       1,236
                                                                -------     -------     -------
          Total deferred tax assets...........................   13,441      11,266      16,072
                                                                -------     -------     -------
Deferred tax liabilities:
  Property, plant, equipment and leasehold improvements.......    6,032       6,446       4,199
  Other liabilities...........................................    1,584       1,867       2,203
                                                                -------     -------     -------
          Total deferred tax liabilities......................    7,616       8,313       6,402
                                                                -------     -------     -------
          Net deferred tax assets.............................  $ 5,825     $ 2,953     $ 9,670
                                                                =======     =======     =======

     Current deferred tax assets of $9,322, $7,894 and $11,236 at December 31, 1995, 1994 and 1993, respectively, are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

     Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences at December 31, 1995.

(8)  COMMITMENTS

     At December 31, 1995, 1994 and 1993, the Company had outstanding letters of credit of approximately $28.4 million, $30.2 million and $15.4 million, respectively, which were used to guarantee certain foreign purchase contracts. The Company is not obligated under any formal or informal compensating balance agreements.

(9)  RELATED PARTY TRANSACTIONS

(A) 401(K) PROFIT SHARING PLAN

     The Parent has a qualified 401(k) Profit Sharing Plan available to full-time employees who meet the plan's eligibility requirements. This plan, which is a defined contribution plan, contains a profit sharing component with tax-deferred contributions to each employee based on certain performance criteria, and also permits employees to make contributions up to the maximum limits allowed by Internal Revenue Code Section 401(k). Under the 401(k) component, the Parent matches a portion of the employee's contribution under a predetermined formula based on the level of contribution and years of vesting. The Parent charges to the Company a portion of the expense related to these contributions based on the proportionate share of qualifying compensation at the Company to the total of all such compensation for all Melville plan participants.

     Contributions to the plan by the Company for both profit sharing and matching of employee contributions were approximately $2.3 million, $2.0 million and $1.1 million for the years ended December 31, 1995, 1994 and 1993, respectively.

                     KAY-BEE CENTER, INC. AND SUBSIDIARIES

(B) EMPLOYEE STOCK OWNERSHIP PLAN

     The Company's employees participate in the Parent's Employee Stock Ownership Plan ("ESOP"). The ESOP is a defined contribution plan for all employees meeting certain eligibility requirements. During 1989, the ESOP trust (the "Trust") borrowed $357.5 million at an interest rate of 8.6% through a 20 year loan guaranteed by the Parent. The Trust used the proceeds of the loan to purchase a new issue of convertible preference stock from the Parent.

     The Parent charges compensation expense to the Company based upon total payments due to the ESOP. The charge allocated to the Company is based on the Company's proportionate share of qualifying compensation expense and does not reflect the manner in which the Parent funds these costs or the related tax benefits realized by the Parent. As a result of the Company's allocation from the Parent, compensation expense of approximately $3.5 million, $2.5 million and $2.8 million was recognized in the years ended December 31, 1995, 1994 and 1993, respectively.

(C) ADMINISTRATIVE COSTS

     The Parent allocates various administrative expenses to the Company. Allocations are based on the Company's ratable share of expenses paid by the Parent on behalf of the Company for the combined programs. The total costs allocated to the Company for the years ended December 31, 1995, 1994 and 1993 were $4.2 million, $4.1 million and $5.4 million, respectively.

     Melville Realty Company, Inc., a subsidiary of the Parent, guarantees the leases of certain stores operated by the Company and charges a fee for that service. In addition, Melville provides services associated with the acquisition and construction of new stores. The total amount paid by the Company to Melville and Melville Realty Company, Inc. was approximately $3.3 million in each of the years ended December 31, 1995, 1994 and 1993. Of these amounts, approximately $3.1 million, $2.3 million and $3.3 million was capitalized for the years ended December 31, 1995, 1994 and 1993, respectively. The non-capitalized portion of these charges is reflected in general and administrative expenses in each period.

(D) BORROWINGS

     The weighted average interest rates on amounts due to and from the Parent and other divisions of Melville during 1995, 1994 and 1993 were 6.4%, 4.1% and 3.3%, respectively. The related net interest expense recorded by the Company relative to such borrowing was $4.3 million in 1995 and $0.9 million in 1994. In 1993, the Company recorded net interest income of $0.9 million.

  (10)  BUSINESS CONCENTRATIONS

     The Company's single line of business is the sale of toys and related products to consumers. Over the past several years, significant consolidation has occurred among toy manufacturers. As a result, the number of toy manufacturers from whom the Company purchases merchandise has decreased, and the percentage of total purchases from certain manufacturers has increased. During 1995, the Company purchased 15.3% and 9.5% of total merchandise purchases from two manufacturers. During 1994, the Company purchased 13.6%, 10.6%, 5.9% and 5.4% of total merchandise purchases from four manufacturers. During 1993, these same four manufacturers accounted for 11.2%, 10.7%, 8.7% and 12.6% of total purchases. No other manufacturer accounts for more than five percent of total purchases in any year. The Company's inability to obtain merchandise from one or more of these significant suppliers could have an adverse effect on future performance.

- ------------------------------------------------------
- ------------------------------------------------------


     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.


                               ------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            -----
Prospectus Summary......................        3
Risk Factors............................        9
Use of Proceeds.........................       12
Capitalization..........................       13
Price Range of Common Stock.............       14
Dividend Policy.........................       14
Selected Historical Financial Data......       15
Selected Historical Operating Data......       17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................       18
Business................................       25
Acquisition of Kay-Bee Center, Inc......       35
Management..............................       36
Description of Capital Stock............       37
Underwriting............................       41
Legal Matters...........................       42
Experts.................................       42
Available Information...................       42
Incorporation of Certain Information by
  Reference.............................       43
Index to Pro Forma Financial Information
  and Historical Financial Statements...      P-1

- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------

                                3,500,000 SHARES

                                    [LOGO]

                              CONSOLIDATED STORES
                                  CORPORATION

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS
                             ---------------------
                              MERRILL LYNCH & CO.

                             MONTGOMERY SECURITIES

                               MCDONALD & COMPANY
                                SECURITIES, INC.

                                           , 1996


- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is a list of the expenses to be incurred by the Company in connection with the Offering. Except for the Securities and Exchange Commission Filing Fee, all fees and expenses are estimated.


    Securities and Exchange Commission Filing Fee............................    $45,455
    NASD Filing Fee..........................................................     13,682
    NYSE Filing Fee..........................................................
    Accounting Fees and Expenses.............................................
    Legal Fees and Expenses..................................................
    Blue Sky Fees and Expenses...............................................     17,500
    Printing Fees and Expenses...............................................
    Miscellaneous Expenses...................................................
                                                                                 -------
         Total...............................................................    $
                                                                                 =======


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145(a) of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or on the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

     Section 145(b) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses that the court shall deem proper.


     Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by
Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145.

     Section 102(b)(7) provides that a corporation in its original certificate of incorporation or an amendment thereto validly approved by stockholders may eliminate or limit personal liability of members of its board of directors or governing body for violations of a director's duty of care. However, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty. The Company's Restated Certificate of Incorporation contains such a provision.


     The Company's Amended and Restated By-Laws generally provide that the Company shall indemnify its officers and directors to the fullest extent permitted by Delaware law against claims against them arising out of their actions as officers or directors of the Company. The By-Laws also provide that, to the fullest extent permitted by law, the Company's directors shall not be personally liable for monetary damages for breach of the directors' fiduciary duty of care to the Company or its stockholders. This provision does not eliminate the director's duty of care or eliminate a stockholder's right to seek equitable remedies such as an injunction or other forms of non-monetary relief.


     The Company also maintains insurance for its officers and directors against claims arising out of their actions as officers and directors of the Company, whether or not the Company would have the power to indemnify such officers or directors for the claim under applicable law.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits


   EXHIBIT
     NO.
   -------
     1        Form of Purchase Agreement between the Company and Merrill Lynch, Pierce, Fenner and Smith Incorporated, Montgomery Securities and McDonald & Company Securities,
              Inc.*
     5        Opinion of Benesch, Friedlander, Coplan & Aronoff P.L.L., counsel for the Company*
    23.1      Consent of Deloitte & Touche LLP
    23.2      Consent of KPMG Peat Marwick LLP
    23.3      Consent of Benesch, Friedlander, Coplan & Aronoff P.L.L. (included as part of
              Exhibit 5)*
     24       Power of Attorney for William G. Kelley, Michael L. Glazer and Michael J. Potter
              (included in Part II of the Registration Statement (Reg. No. 333-2545))**
    24.1      Power of Attorney for David T. Kollat**
    24.2      Power of Attorney for Nathan P. Morton**
    24.3      Power of Attorney for John L. Sisk**
    24.4      Power of Attorney for Dennis B. Tishkoff**
    24.5      Power of Attorney for William A. Wickham**
    24.6      Power of Attorney for Sheldon M. Berman**


- ---------------

 * To be filed by amendment.


** Filed previously.


ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and each filing of an employee benefit plan annual report pursuant to Section 15(d) of the Securities

     Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


          (2) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.



          (3) Insofar as indemnification for liabilities arising under the Securities Exchange Act of 1934 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Exchange Act of 1934 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedents, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED ON THE 3RD DAY OF MAY, 1996.


                                          CONSOLIDATED STORES CORPORATION


                                          By:     /s/  MICHAEL J. POTTER


                                            ------------------------------------

                                                     MICHAEL J. POTTER


                                              SENIOR VICE PRESIDENT AND CHIEF
                                                      FINANCIAL OFFICER



     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.



               SIGNATURE                                  TITLE                       DATE
- ----------------------------------------  -------------------------------------------------------
                   *                      Chairman of the Board                 May 3, 1996
- ----------------------------------------  and Chief Executive Officer
           WILLIAM G. KELLEY
                   *                      President and Director                May 3, 1996
- ----------------------------------------
           MICHAEL L. GLAZER
         /s/  MICHAEL J. POTTER           Senior Vice President                 May 3, 1996
- ----------------------------------------  and Chief Financial Officer
           MICHAEL J. POTTER
                   *                      Director                              May 3, 1996
- ----------------------------------------
            DAVID T. KOLLAT
                   *                      Director                              May 3, 1996
- ----------------------------------------
            NATHAN P. MORTON
                   *                      Director                              May 3, 1996
- ----------------------------------------
              JOHN L. SISK
                   *                      Director                              May 3, 1996
- ----------------------------------------
           DENNIS B. TISHKOFF
                   *                      Director                              May 3, 1996
- ----------------------------------------
           WILLIAM A. WICKHAM
                   *                      Director                              May 3, 1996
- ----------------------------------------
           SHELDON M. BERMAN

    *By: /s/  JAMES E. EGGENSCHWILER
- ----------------------------------------
         JAMES E. EGGENSCHWILER
            ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


   EXHIBIT                                                                               PAGE
   NUMBER                           DESCRIPTION OF EXHIBIT                              NUMBER
   -------    ------------------------------------------------------------------   ----------------
     1        Form of Purchase Agreement between the Company and Merrill Lynch,
              Pierce, Fenner and Smith Incorporated, Montgomery Securities and
              McDonald & Company Securities, Inc.*
     5        Opinion of Benesch, Friedlander, Coplan & Aronoff P.L.L., counsel for the Company*
    23.1      Consent of Deloitte & Touche LLP
    23.2      Consent of KPMG Peat Marwick LLP
    23.3      Consent of Benesch, Friedlander, Coplan & Aronoff P.L.L. (included as part of Exhibit 5)*
     24       Power of Attorney for William G. Kelley, Michael L. Glazer and
              Michael J. Potter (included in Part II of the Registration
              Statement (Reg. No. 333-2545))**
    24.1      Power of Attorney for David T. Kollat**
    24.2      Power of Attorney for Nathan P. Morton**
    24.3      Power of Attorney for John L. Sisk**
    24.4      Power of Attorney for Dennis B. Tishkoff**
    24.5      Power of Attorney for William A. Wickham**
    24.6      Power of Attorney for Sheldon M. Berman**


- ---------------

 * To be filed by amendment.


** Filed previously.